5-81050

06037229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Kabushiki Kaisha CRC Solutions

(Name of Subject Company)

CRC Solutions Corp.

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

ITOCHU TECHNO-SCIENCE Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

ITOCHU TECHNO-SCIENCE Corporation, Attn.: Tomoki Saiki, General Manager,
Legal Dept., Kasumigaseki Bldg., 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo, 100-6080, Japan
(phone number: 81-3-6203-4122)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release announcing the merger of ITOCHU TECHNO-SCIENCE Corporation and CRC Solutions Corp.[1]
2	English translation of a presentation explaining the merger[1]
3	English translation of Notice of Convocation of the 48th Ordinary General Meeting of Shareholders of CRC Solutions Corp.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press release, presentation and notice to shareholders included as Exhibits 1, 2 and 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

ITOCHU TECHNO-SCIENCE Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on May 24, 2006.

[1] Previously furnished to the Commission as part of Form CB on May 24, 2006.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITOCHU TECHNO-SCIENCE Corporation

By Y. Kanematsu

Name: Yasuo Kanematsu
Title: Chief Financial Officer, Chief Compliance Officer and Chief Administration Officer of the Administration Group

Date: June 5, 2006

EXHIBIT 3

TOKYO:32492.1

(Securities Code No. 9660)
June 5, 2006

To Shareholders

7-5, Minamisuna 2-chome
Koto-ku, Tokyo
Japan
CRC Solutions Corp.
Hiromi Sugiyama, President and CEO

NOTICE OF CONVOCATION OF THE 48th ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 48th Ordinary General Meeting of Shareholders of the Company (the "Meeting"). The Meeting will be held as described herein.

If on the appointed day you cannot be present, you may exercise your voting rights in writing or via the Internet, and thus, upon reviewing the reference materials contained herein, please execute your voting rights through either of the following procedures:

Voting in writing (the voting card)

Upon reviewing the reference materials contained herein, please indicate your approval or disapproval of the proposals on the enclosed voting card and return it to us by mail so that it will reach us by Monday, June 19, 2006.

Voting via the Internet

Upon reviewing "Voting via the Internet" mentioned hereinafter on page [41], please execute your voting rights by Monday, June 19, 2006.

Meeting Agenda

1. Date	10:00 a.m., Tuesday, June 20, 2006
2. Place	Hotel East 21 Tokyo (3rd Floor, Eitai-no-ma)
	3-3 Toyo 6-chome, Koto-ku, Tokyo

3. Agenda

NOTICE TO U.S. SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

Matters to be reported:

1) Report on Business Report, Balance Sheet and Income Statement for the 48th Fiscal Year (from April 1, 2005 to March 31, 2006).
2) Report on Consolidated Balance Sheet and Consolidated Income Statement and Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
3) Report on repurchase of the Company's own shares by a resolution of the Board of Directors pursuant to the authorization of the Articles of Incorporation.

Proposals

Proposal No. 1	Approval of Proposed Appropriation of Retained Earnings for the 48th Fiscal Year.
Proposal No. 2	Partial amendment to the Articles of Incorporation.
Proposal No. 3	Approval of the Merger Agreement between the Company and Itochu Techno-Science Corporation.
Proposal No. 4	Election of nine (9) Directors.
Proposal No. 5	Granting of Retirement Benefits to Retiring Directors.

(Attention)

If you plan to attend the Meeting, please submit the enclosed voting card to the receptionist at the Meeting. Additionally, if a proxy plans to attend on your behalf, please submit a power of attorney together with the voting card to the receptionist. (Further, only one (1) other shareholder who holds a voting right at the Meeting is qualified to be a proxy).

Moreover, in the event of executing a diverse exercise of your voting rights, please notify us of your intention and reasons in writing three (3) days prior to the Meeting.

(Note)

In the event that changes are required to be made to the reference material and attached documents, such changed matters will be disclosed on the Company's website (http://www.crc.co.jp/ir/).

Reference Materials for the General Meeting of Shareholders

Proposals and Reference Matters

Proposal No. 1: Approval of Proposed Appropriation of Retained Earnings for the 48th Fiscal Year

The proposed appropriation of retained earnings for the 48th fiscal year is as stated in the table below, taking into account results of operations of this fiscal year and the future management environment.

It is proposed that the Company distribute dividends to its shareholders with the aim of continuous and stable return of profits in accordance with the consolidated results of operations.

It is proposed that the Company pay a year-end dividend of ¥22 per share with an increase of the common dividend by ¥2. Accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥30 per share including the interim dividend.

Further, it is also proposed that in view of the achievements of the results of operations for this fiscal year, a payment of directors' bonuses of ¥48,600,000 (including corporate auditors' bonuses of ¥2,400,000) be made to seven (7) full-time directors and to two (2) full-time corporate auditors as of the end of the fiscal year.

Proposed Appropriation of Retained Earnings

(Unit: Yen)

Retained Earnings for the Current Period		9,529,065,038
The following shall be distributed:		
Appropriation of Retained Earnings		
Profit Dividend	867,756,975	
15 yen per One (1) Share of Common Stock		
Bonuses for Directors	44,300,000	
Bonuses for Corporate Auditors	7,700,000	
General Reserve	7,000,000,000	7,919,756,975
Carried Forward Profit		1,609,308,063

(Note)

1. Interim dividend of 884,790,960 yen (15 yen per one (1) share) was conducted on December 3, 2004.

2. Dividend of 3,649,535 shares of treasury stocks is deducted from profit dividend.

Proposal No. 2: Partial amendment to the Articles of Incorporation

1. Reasons for Amendment

(1) The enforcement of the "Law on Partial Amendments to the Commercial Code, etc." (Law No. 87 of 2004) for the introduction of the electronic public notice system has enabled companies to provide public notices by electronic means. Necessary amendments shall be made by utilizing an electronic public notice system which shall be introduced. In addition, amendments will allow for the provision of information when incidents and other unavoidable circumstances occur under which electronic public notices cannot be made (Article 5 of the Proposed Amendments).

(2) It is proposed that following amendments be made due to the enforcement of the "Corporate Law" (Law No. 86 of 2005) and its related laws and regulations effective May 1, 2006:

a. Amendments to clarify rights held by a shareholder with less than one unit of shares, Article 9 of the Proposed Amendments (Rights of Less than One Unit of Shares) shall be newly provided.

b. While a provision concerning the place of convocation of general meetings of shareholders in the old Commercial Code has been abolished, in order to achieve the smooth operation of a general meeting of shareholders, Article 14 of the Proposed Amendments (Convocation Place) shall be newly provided.

c. Because upon setting forth a provision in the Articles of Incorporation through the disclosure of a part of the reference materials of a general meeting of shareholders on the Internet it was deemed that the Company has provided such materials to the shareholders, to rationalize the procedure for convocation of a general meeting of shareholders, Article 16 of the Proposed Amendments (Internet Disclosure of Reference Materials of a General Meeting of Shareholders and Deemed Provision) shall be added.

d. To enable to the Board of Directors to operate flexibly, a provision which enables the Board of Directors to pass a resolution in writing or by electronic means without holding a board meeting shall be added as Paragraph 2 of Article 24 of the Proposed Amendments (Resolution Methods of the Board of Directors).

e. Because it has become possible for the Board of Directors to decide on distribution of surplus without a resolution of a general meeting of shareholders, a provision which enables distribution of surplus to be implemented flexibly shall be added in Article 36 of the Proposed Amendments (Distribution of Surplus).

(3) In addition to the above, new establishment of, and amendments to, provisions deemed to include a certain provision in the Articles of Incorporation and other necessary amendments, such as, changes in language, cited provisions and number of articles, have been made to align with the Corporate Law.

Further, in compliance with a provision of an interim measure stipulated in the "Laws concerning establishment of related laws associated with the enforcement of the Corporate Law" (Law No. 87 of 2005), it is deemed that as of May 1, 2006, the Articles of Incorporation of the Company contain the following provisions that:

a. The Company has a Board of Directors, Corporate Auditors, a Board of Corporate Auditors and Independent Auditors.

b. The Company issues share certificates in relation to its shares.

c. The Company maintains a shareholder registrar.

2. Details of Amendments

Details of the amendments are as follows:

(Amendments are indicated by underlines.)

Current Articles of Incorporation	Proposed Amendments
(Added)	(Governing Bodies) Article 4 The Company shall have the following governing bodies in addition to the General Meeting of Shareholders and Directors: (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Independent Auditors
(Method of Public Notices) Article 4 Public notices of the Company shall be published in the *Nihon Keizai Shimbun* issued in the Tokyo metropolitan area.	(Method of Public Notices) Article 5 Public notices of the Company shall be given by electronic means; provided, however that in the event that electronic public notices cannot be given due to unavoidable circumstances, public notices shall be published in the *Nihon Keizai Shimbun* issued in the Tokyo metropolitan area.

Current Articles of Incorporation	Proposed Amendments
(Total Number of Shares to be Issued) Article 5 The total number of shares to be issued by the Company shall be ninety-six million eight hundred thousand (96,800,000) shares.	(Total Number of Shares Issuable) Article 6 The total number of shares issuable by the Company shall be ninety-six million eight hundred thousand (96,800,000) shares.
(Repurchase of Own Shares) Article 6 The Company may repurchase its own shares by a resolution of the Board of Directors pursuant to the provision stipulated in Item 2 of Paragraph 1 of Article 211-3 of the Commercial Code.	(Omitted)
(Added)	(Issuance of Share Certificates) Article 7 The Company shall issue share certificates for its shares.
(Number of Shares Constituting One (1) Unit of Shares and Non-Issuance of Share Certificates for Shares Constituting Less than One Unit) Article 7 1. The number of shares constituting one (1) unit of shares shall be one hundred (100). 2. The Company shall not issue share certificates for its shares constituting less than one (1) unit of shares (hereinafter referred to as the "shares of less than one unit") unless otherwise prescribed in the Share Handling Regulations.	(Number of Shares Constituting One Unit of Shares and Non-Issuance of Share Certificates for Shares Constituting Less than One Unit) Article 8 1. The number of shares constituting a unit of shares shall be one hundred (100). 2. The Company shall not issue share certificates for its shares constituting less than a unit of shares (hereinafter referred to as the "shares of less than one unit") unless otherwise prescribed in the Share Handling Regulations.
(Added)	(Rights of Shares of Less Than One Unit) Article 9 The shareholders (including beneficial shareholders) of the Company may not exercise rights other than the rights stipulated hereinafter, with respect to the shares of less than one unit they own: (1) Rights stipulated in each Item of Paragraph 2 of Article 189 of the Corporate Law;

Current Articles of Incorporation	Proposed Amendments
	(2) Rights of claim provided in Paragraph 1 of Article 166 of the Corporate Law; or (3) Rights to be allotted with shares for offering and stock acquisition rights for offering in accordance with the number of shares owned by the shareholders.
(Share Handling Regulations) Article 8 The Share Handling Regulations established by the Board of Directors shall govern the denomination of share certificates issued by the Company, the registration of transfers of shares, registration of the right of pledge, indication and cancellation of assets in trust, failure to hold share certificates, re-issuance of share certificates, purchase of the shares of less than one unit, receipt of notification, receipt of beneficial shareholders notice and any other matters to be handled related to shares as well as the fees therefore.	(Share Handling Regulations) Article 10 The Share Handling Regulations established by the Board of Directors, in addition to laws and regulations or these Articles of Incorporation, shall govern matters to be handled related to shares of the Company as well as the fees therefore.
(Transfer Agent) Article 9 1. The Company shall have a transfer agent for its shares. 2. The transfer agent and its place of business shall be elected by a resolution of the Board of Directors and be publicly notified. 3. The shareholders' register and the beneficial shareholders' register as well as the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, registration of the right of pledge and indication and cancellation of assets in trust (excluding the shares certificates deposited at a depositary	(Shareholders Registrar) Article 11 1. The Company shall have a shareholders registrar. 2. The shareholders' registrar and the place of its business shall be designated by a resolution of the Board of Directors and be publicly notified. 3. Preparation, maintenance and any other administrative services concerning the shareholders' register (including the beneficial shareholders' register), the register of lost share certificates and the register of stock acquisition rights shall be handled by the shareholders' registrar, and not by the Company.

Current Articles of Incorporation	Proposed Amendments
company), failure to hold share certificates, issuance of share certificates, purchase of the shares of less than one unit, receipt of notification, receipt of beneficial shareholders' notice and any other administrative services related to the shares shall be handled by the transfer agent, and not by the Company.	
(Record Date) Article 10 1. The Company defines that those shareholders (including beneficial shareholders) who are the right holders and whose names have been entered or recorded in the last shareholders' register and beneficial shareholders' register as of March 31 of each year shall be those who should exercise their rights at the ordinary general meeting of shareholders to be held for that accounting period.	(Record Date) Article 12 The Company shall define that those shareholders who are the right holders and whose names have been entered or recorded in the last shareholders' register as of March 31 of each year shall be those who may exercise their rights at the ordinary general meeting of shareholders to be held for that business year.
2. In addition to the provisions stipulated in these Articles of Incorporation, when it is required to designate those persons eligible to exercise their rights, the Company shall define upon prior public notice given, subject to a resolution of the Board of Directors that those shareholders whose names have been entered or recorded in the last shareholders' register as at a specific date or registered pledgees shall be entitled to exercise their rights.	2. (Omitted)
(Added)	(Convocation Place) Article 14 A general meeting of shareholders shall be held at or around the head office of the Company.
(Added)	(Internet Disclosure of Reference Materials of a General Meeting of Shareholders and Deemed Provision)

Current Articles of Incorporation	Proposed Amendments
	Article 16 In convening a general meeting of shareholders, the Company shall deem that it has provided the shareholders with the information on the matters which must be stated or indicated in the reference materials of a general meeting of shareholders, business report, financial statements and consolidated financial statements by disclosing such information using the Internet pursuant to the regulations set forth by the ministerial ordinance of the Ministry of Justice.
(Resolution Requirement) Article 13 1. Resolutions of a general meeting of shareholders shall be decided by a majority vote of the shareholders present, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.	(Method of Resolution) Article 17 1. Resolutions of a general meeting of shareholders shall be adopted by a majority vote of the shareholders present who are entitled to exercise their rights, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.
2. Special resolutions pursuant to Article 343 of the Commercial Code shall be adopted at the shareholders meeting with a quorum of one-third of the voting rights of all shareholders, by the approval of two-thirds of the voting rights represented thereat.	2. Resolutions pursuant to Paragraph 2 of Article 309 of the Corporate Law shall be adopted with a quorum of one-third of the voting rights of the shareholders who are entitled to exercise their rights at the shareholders meeting, by the approval of two-thirds of the voting rights represented thereat, unless otherwise provided for in these Articles of Incorporation.
(Exercise of Voting Rights by Proxy) Article 14 Shareholders may delegate the exercise of their voting rights to other shareholders who hold voting rights of the Company; provided, however, that the shareholders or their proxies may submit proof of the proxy right in writing for each general meeting of shareholders to the	(Exercise of Voting Rights by Proxy) Article 18 Shareholders may delegate the exercise of their voting rights to other shareholders who hold voting rights of the Company; provided, however, that the shareholders or their proxies may submit a document evidencing the proxy right in writing for each general meeting of

Current Articles of Incorporation	Proposed Amendments
Company.	shareholders to the Company.
(Election) Article 16 1. Directors shall be elected at a general meeting of shareholders. 2. Directors shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who hold voting rights representing in aggregate one-third or more of the voting rights held by all shareholders. 3. Directors shall not be elected based on an accumulative vote.	(Election) Article 20 1. Directors shall be elected by a resolution of a general meeting of shareholders. 2. Directors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders who are entitled to exercise their voting rights and hold voting rights representing in aggregate one-third or more of the voting rights held by shareholders. 3. (Left intact)
(Term of Office) Article 17 The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one (1) year after their assumption of office.	(Term of Office) Article 21 The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the latest business year ending within one (1) year after being elected.
(Representative Directors) Article 18 Representative Directors shall be elected by a resolution of the Board of Directors.	(Representative Directors) Article 22 Representative Directors shall be elected by a resolution of the Board of Directors.
(Method of Resolution) Article 20 1. Resolutions of the Board of Directors shall be adopted by a majority vote of Directors present who shall constitute in number a majority of Directors.	(Method of Resolution of the Board of Directors) Article 24 1. Resolutions of the Board of Directors shall be adopted by a majority vote of Directors present who can participate in voting and who shall constitute in number a majority of Directors.
(Added)	2. The Company shall deem that resolutions have been passed if all Directors (limited to those capable of participating in voting for the resolutions) indicate their approval in writing or

Current Articles of Incorporation	Proposed Amendments
	by electronic means; provided, however, that the Corporate Auditors do not indicate disapproval on the resolutions.
(Remuneration and Retirement Benefits) Article 22 Remuneration of Directors and their retirement benefits shall be determined by a resolution of a general meeting of shareholders.	(Remuneration) Article 26 Remuneration of Directors, their bonuses and any other proceeds in a form of assets from the Company in compensation for execution of their duties (hereinafter referred to as the "remuneration") shall be determined by a resolution of a general meeting of shareholders.
(Election) Article 24 1. Corporate Auditors shall be elected at a general meeting of shareholders. 2. Corporate Auditors shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who hold voting rights representing in aggregate one-third or more of the voting rights held by all shareholders.	(Election) Article 28 1. Corporate Auditors shall be elected by a resolution of a general meeting of shareholders. 2. Corporate Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders who are entitled to exercise their voting rights and hold voting rights representing in aggregate one-third or more of the voting rights held by all shareholders.
(Term of Office) Article 25 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office. 2. The term of office of Corporate Auditors elected as substitutes shall expire when the term of office of the resigned Corporate Auditors is fulfilled.	(Term of Office) Article 29 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the latest business year ending within four (4) years after being elected. 2. (Left intact)
(Full-time Corporate Auditors) Article 26	(Full-time Corporate Auditors) Article 30

Current Articles of Incorporation	Proposed Amendments
Corporate Auditors shall appoint full-time Corporate Auditor(s) based on mutual voting.	Corporate Auditors shall appoint full-time Corporate Auditor(s) from among themselves.
(Method of Resolution) Article 28 Resolutions of Corporate Auditors shall be adopted by a majority vote of Corporate Auditors, unless otherwise prescribed in laws and regulations.	(Method of Resolution) Article 32 (Left intact)
(Remuneration and Retirement Benefits) Article 30 Remuneration and retirement benefits of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.	(Remuneration) Article 34 Remuneration, etc. of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.
(Accounting Year and Closing of Accounts) Article 31 The accounting year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and its accounts shall be closed as of the last day of each accounting year.	(Business Year) Article 35 The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year.
(Dividends) Article 32 Dividends shall be paid to the shareholders whose names have been entered or recorded in the current shareholders' register and beneficial shareholders' register as at the close of accounts of each accounting year or to registered pledgees.	(Distribution of Surplus) Article 36 1. The Company may set forth provisions stipulated in each Item of Paragraph 1 of Article 459 of the Corporate Law by a resolution of the Board of Directors. 2. The Company shall not set forth the matters stated in the preceding paragraph by a resolution of a general meeting of shareholders. 3. The Company shall distribute monetary surplus to shareholders whose names have been entered or recorded in the last shareholders' register as of March 31 of each year or to pledgees of registered shares.

Current Articles of Incorporation	Proposed Amendments
(Interim Dividend) Article 33 The Company may, by a resolution of the Board of Directors, make a monetary distribution (referred to as "interim dividends") pursuant to the provision set forth in Article 293-5 of the Commercial Code to the shareholders whose names have been entered or recorded in the last shareholders' register and beneficial shareholders' register as of September 30 of each year or to the registered pledgees.	(Interim Dividend) Article 37 The Company may, by a resolution of the Board of Directors, make a monetary distribution (referred to as "interim dividends") pursuant to the provision set forth in Paragraph 5 of Article 454 of the Corporate Law to the shareholders whose names have been entered or recorded in the last shareholders' register and beneficial shareholders' register as of September 30 of each year or to the pledgees of registered shares.
(Prescription Period for Dividends) Article 34 In the event that dividends and interim dividends are not claimed after the lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.	(Prescription Period for Distribution of Surplus) Article 38 In the event that distribution of surplus and dividends and interim dividends are not claimed after the lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

Proposal No. 3 Approval of the Merger Agreement between the Company and Itochu Techno-Science Corporation

1. Reasons for Merger

The IT service industry, driven by the recovery in business sentiment and improvement in corporate performance, has shown a sustainable gradual recovery trend throughout the whole economy. In addition to the growing number of large-scale IT investments triggered by the establishment of the next generation system in telecommunications and financial sectors, there have been demands for upgrading of, and enhancing investments in, the existing system led by the diversification of networks and an increase in the amount of information in other sectors. Moreover, due to the growing demands for internal system development to reinforce internal control in compliance with the New Company Law and the J-SOX Law, it is expected that demands for IT services will continue to grow.

However, the business environment of the industry cannot be necessarily regarded too optimistically since customer needs tend to be more sophisticated and complex, and requests calling for profit improvement in IT investments have been increasingly made. Under such management environment, in order for IT service companies to maintain and enhance competition and achieve sustainable growth, in addition to expanding their customer base, which can be a stable revenue source, it is necessary to provide customers with additional value.

The Company and Itochu Techno-Science Corporation (hereinafter referred to as "Itochu Techno-Science") have entered into a merger agreement on equal terms to promptly formulate a structure for expansion of diversified IT services ranging from operation to development to product sales, to a broad range of customers, accomplish sustainable long-term growth and attain the status as the leading company in the IT service sector by orchestrating the management resources of each company as Itochu Group.

2. Outline of the Contents of Merger Agreement

Merger Agreement (Duplicate)

Itochu Techno-Science Corporation ("Itochu Techno-Science") and CRC Solutions Corp. ("CRC Solutions") agreed to the merger of the two parties on equal terms and shall enter into a Merger Agreement hereinafter.

Article 1 (Merging Parties and Corporate Name)

1. Itochu Techno-Science (address: 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo) and CRC Solutions (address: 7-5, Minamisuna 2-chome, Koto-ku, Tokyo) shall carry out the merger, with

Itochu Techno-Science as the surviving company and CRC Solutions as the company to be dissolved.

2. The corporate name of Itochu Techno-Science after the date when the Merger becomes effective (hereinafter referred to as the "Merger Effective Date") shall be "Itochu Techno-Solutions Corporation," and the abbreviated name and logo of Itochu Techno-Science after the Effective Date shall be CTC.

Article 2 (Allotment of Shares to Shareholders)

1. Itochu Techno-Science shall allot and deliver common stock to be issued at the time of the Merger and its own common stock to shareholders whose names have been entered or recorded in the shareholders' register of CRC Solutions (including the beneficial shareholders whose names have been entered or recorded in the beneficial shareholders' register) as of the day immediately preceding the Merger Effective Date other than Itochu Techno-Science and CRC Solutions, in the ratio of 0.31 share of Itochu Techno-Science per one share of CRC Solutions.

2. In the event fractional shares arise in the number of shares of Itochu Techno-Science which must be delivered to the shareholders stipulated in the preceding paragraph, Itochu Techno-Science shall handle such shares pursuant to the provision set forth in Article 234 of the Corporate Law.

3. Itochu Techno-Science shall allot its stock acquisition rights to holders of stock acquisition rights whose names have been entered or recorded in the register of stock acquisition rights of CRC Solutions as of the day immediately preceding the Merger Effective Date in accordance with a class of the stock acquisition rights pursuant to the requirement prescribed in the Exhibit 1.

Article 3 (Matters concerning Amount of Capital, Reserve and Surplus)

The amount of capital, reserve and surplus that Itochu Techno-Science will increase due to the Merger shall be as follows:

(1) Capital

¥0

(2) Capital reserve

¥0

(3) Capital surplus

An amount equal to the surplus set forth in Item 3-ro of Paragraph 1 of Article 59 of the Corporate Calculation Regulations less the amount set forth in Item 3-ha and –ni of Paragraph 1 of Article 59 of the Corporate Calculation Regulations.

(4) Profit reserve

¥0

(5) Profit surplus

An amount set forth in Item 5-ro of Paragraph 1 of Article 59 of the Corporate Calculation Regulations.

Article 4 (Merger Effective Date)

1. The Merger Effective Date shall be October 1, 2006; provided, however that the Merger Effective Date may be changed upon consultation between Itochu Techno-Science and CRC Solutions if it is necessary due to the procedural requirements or for other reasons.

2. In the event of the proviso of the preceding paragraph, CRC Solutions shall publicly notify an amended Merger Effective Date by a day before October 1, 2006 (if an amended Merger Effective Date is set prior to the initial Merger Effective Date, by a day before the amended Merger Effective Date).

Article 5 (General Meeting of Shareholders to Approve Merger)

Itochu Techno-Science and CRC Solutions shall convene an ordinary general meeting of shareholders on June 22, 2006 and June 20, 2006, respectively, and seek approval of this Agreement and resolutions pertaining to matters necessary for the Merger; provided, however, that the date of the meetings of the shareholders may be changed upon consultation between Itochu Techno-Science and CRC Solutions if necessary for reasons of the merger procedures or other reasons.

Article 6 (Takeover of Company Assets)

1. CRC Solutions shall deliver to Itochu Techno-Science any and all of the assets, liabilities and all other rights and obligations of CRC Solutions showing on its balance sheet and other financial statements as of March 31, 2006, with additions or reductions of increase and decrease occurred until the day immediately preceding the Merger Effective Date.

2. CRC Solutions shall provide Itochu Techno-Science with separate statements of account showing the particulars of any changes in the assets, liabilities and other rights and obligations which may occur between April 1, 2006 and the Merge Effective Date.

Article 7 (Management of Company Assets)

Itochu Techno-Science and CRC Solutions shall carry out their respective business as well as manage and operate their assets with the diligence of a good manager after the execution of this Agreement until the day immediately preceding the Merger Effective Date, and any act which may significantly affect the assets and other rights and obligations shall be carried out upon advance consultation between Itochu Techno-Science and CRC Solutions.

Article 8 (Distribution of Surplus instead of Interim Dividends)

1. CRC Solutions shall distribute its surplus instead of its interim dividends pertaining to the period from April 1, 2006 to the end of September, designating the day immediately preceding the Merger Effective Date as the Record Date; provided, however, that distribution of the surplus mentioned above shall be conducted within the limit of the distributable amount prescribed by laws and the upper limit of the amount shall be five (5) yen per share.

2. CRC Solutions shall adopt a resolution of the Board of Directors and make a public notice provided in Paragraph 3 of Article 124 of the Corporate Law with respect to distribution of the surplus stipulated in the preceding paragraph, two weeks prior to the Record Date.

Article 9 (Treatment of Employees)

1. Itochu Techno-Science shall continue to employ employees of CRC Solutions as of the Merger Effective Date, and the treatment of these employees shall be determined by a separate consultation between Itochu Techno-Science and CRC Solutions.

2. Itochu Techno-Science and CRC Solutions shall treat Executive Officers of CRC Solutions as of the day immediately preceding the Merger Effective Date as Executive Officers of Itochu Techno-Science after the Merger Effective Date, and the treatment of these Officers shall be determined by a separate consultation between Itochu Techno-Science and CRC Solutions.

Article 10 (Directors to be Appointed upon the Merger)

1. Directors of Itochu Techno-Science to be appointed upon the Merger shall be as prescribed in Exhibit 2. Further, the appointment date shall be the Merger Effective Date.

2. Itochu Techno-Science shall submit a proposal of election of Directors necessary for an ordinary general meeting of shareholders of Itochu Techno-Science scheduled to be held on June 22, 2006.

Article 11 (Retirement Benefits of Directors)

Retirement benefits shall be paid to Directors or Corporate Auditors of Itochu Techno-Science who will resign due to the Merger and Directors or Corporate Auditors of CRC Solutions who will not assume the office of Directors or Corporate Auditors of Itochu Techno-Science after the Merger Effective Date upon obtaining approval at a general meeting of shareholders as respectively prescribed in Article 5.

Article 12 (Changes in Terms of the Merger and Termination of the Merger Agreement)

During the period from the execution of this Agreement and the day immediately preceding the Merger Effective Date, if natural disasters or other reasons materially affected asset condition or management status of Itochu Techno-Science or CRC Solutions, upon the consultation between

Itochu Techno-Science and CRC Solutions, the terms of the Merger may be changed or this Agreement may be terminated.

Article 13 (Validity of this Agreement)

This Agreement shall become invalid if approval cannot be obtained from a general meeting of shareholders of Itochu Techno-Science or CRC Solutions as provided in Article 5 or approval of regulatory agencies prescribed by laws cannot be obtained.

Article 14 (Matters Not Provided in this Agreement)

Other than the matters provided in this Agreement, matters necessary for the Merger shall be settled upon consultation between Itochu Techno-Science and CRC Solutions in accordance with the intent of this Agreement.

In witness whereof, the parties hereto have prepared two copies of this Agreement, which have been duly signed and sealed and one copy has been retained by each party.

May 23, 2006

Itochu Techno-Science Corporation
2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

____

Yoichi Okuda, President & CEO

CRC Solutions Corp.
7-5, Minamisuna 2-chome, Koto-ku, Tokyo

____

Hiromi Sugiyama, President and CEO

[Exhibit 1] Procedures for Allotment of Stock Acquisition Rights

Itochu Techno-Science shall allot the stock acquisition rights stated in 1. below to the holders of the 2nd stock acquisition right of CRC Solutions, the stock acquisition rights stated in 2. below to the holders of the 3rd stock acquisition right of CRC Solutions and the stock acquisition rights stated in 3. below to the holders of the 4th stock acquisition right of CRC Solutions, respectively, in the proportion of one (1) stock acquisition right of CRC Solutions per one (1) stock acquisition right of

Itochu Techno-Science.

1. Stock acquisition rights to be allotted and issued to the holders of the 2nd stock acquisition rights of CRC Solutions

(1) Types and number of shares to be issued upon exercise of stock acquisition rights:

62 shares of common stock per one (1) stock acquisition right

Further, in the event that Itochu Techno-Science splits or consolidates its shares, at the time of each effective date, based on the following formula, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted; provided, however that such adjustments shall be made, of stock acquisition rights, to the shares to be issued upon exercise of stock acquisition rights which have no been exercised at the time of the effective date, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded down.

Number of shares after adjustments = Number of shares before adjustments x ratio of split or consolidation

(2) Price of assets to be invested upon exercise of stock acquisition rights
The price of assets (limited to money) to be invested upon exercise of the stock acquisition rights (hereinafter referred to as the "Investment Price") shall be the Investment Price per one (1) share of the shares to be issued upon exercise of stock acquisition rights at the time of the effective date (hereinafter referred to as the "Exercise Price"), multiplied by the number of shares to be issued upon exercise of stock acquisition rights, and the Exercise Price shall be ¥2,300.

Additionally, after issuing stock acquisition rights, in the event that at a lower price than the market value, new shares are issued or treasury stocks are disposed (except in cases of sale of treasury stocks pursuant to the provision (Claim for sale of shares with less than one unit by holders of shares of less than one unit)) as set forth in Article 194 of the Corporate Law, transfer of treasury stock pursuant to the provision set forth in Paragraph 2 of Article 5 of the Supplementary Provision of "Law on Partial Amendments to the Commercial Code, etc." (Law No. 79 of 2001), conversion or exercise of securities which are or can be converted into common stock of Itochu Techno-Science or stock acquisition rights (including those attached to corporate bonds with stock acquisition rights) for which issuance of common stock of Itochu Techno-Science can be claimed), the Exercise Price shall be adjusted based on the following formula, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded up.

$$\text{The Exercise Price after adjustments} = \text{The Exercise Price before adjustments} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares to be newly issued} \times \text{Issuance or disposal price per share}}{\text{Market value per share}}}{\text{Number of outstanding shares} + \text{Number of shares to be newly issued}}$$

Further, with respect to the number of shares mentioned above, "Number of outstanding shares" shall be the number after deducting the total number of treasury stocks Itochu Techno-Science owns from the total number of the outstanding shares of Itochu Techno-Science, and also in the event of disposing treasury stocks, "Number of shares to be newly issued" shall mean "Number of treasury shares to be disposed".

Additionally, after the issuance of stock acquisition rights, in the event that Itochu Techno-Science splits or consolidates its shares, at the time of each effective date, based on the following formula, the Exercise Price shall be adjusted, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded up.

$$\text{The Exercise Price after adjustments} = \text{The Exercise Price before adjustments} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(3) Exercise period of stock acquisition rights:
From October 1, 2006 to July 31, 2007

(4) Matters concerning capital and capital reserve to be increased upon issuing shares upon exercise of stock acquisition rights:
One-half (1/2) of the amount provided in Paragraph 1 of Article 40 of the Company Computation Rule as paid-in or provided asset amount (maximum increase amount such as capital, etc.) shall be accounted for as capital, and the remaining amount shall be accounted for as capital reserve.

(5) Restriction of transfer of stock acquisition rights
Approval of the Board of Directors shall be required to transfer stock acquisition rights.

(6) Terms of exercise of stock acquisition rights
A. In the event that a person who is allotted with a stock acquisition right (hereinafter referred to as the "Target Person") has lost his/her position as a director, corporate auditor or employee of Itochu Techno-Science or its consolidated subsidiary, in accordance with the cause of such loss of position, exercise of the stock acquisition right shall be respectively as prescribed below; provided, however,

that if the Target Person, at the same time as the loss of position, becomes a director, corporate auditor or employee of Itochu Techno-Science, is appointed as a director or corporate auditor of affiliated companies or transfers to affiliated companies (hereinafter referred to as the "Transfer of Position"), in accordance with the cause of loss of position after the Transfer of Position, the following (a), (b) and (c) shall be applied.

(a) In the event of losing a position due to voluntary termination, removal or punitive dismissal:
Not exercisable.

(b) In the event of losing a position before the expiration of the term or before the retirement age for due to voluntary termination:
Exercisable exclusively within one (1) year after the loss of the position

(c) In the event of losing a position due to the expiration of the term or the retirement age:
Exercisable exclusively within one (1) year after the loss of the position

B. In the event of a holder of stock acquisition rights dies while in office, the successor may exercise the rights exclusively within (1) year after the succession effective date.

C. Other terms shall be as prescribed in "Stock Acquisition Rights Allotment Agreement" executed between Itochu Techno-Science and holders of stock acquisition rights.

(7) Acquisition of stock acquisition rights:

A. In the event that a merger agreement which causes Itochu Techno-Science to be dissolved is approved or a proposal on approval of a share exchange agreement which causes Itochu Techno-Science to become a wholly owned subsidiary or a proposal on share transfer is approved at a general meeting of shareholders, Itochu Techno-Science may acquire such stock acquisition rights without application.

B. In the event that holders of stock acquisition rights become no longer qualified to exercise their rights or they waive their stock acquisition rights in whole or in part, Itochu Techno-Science may acquire such stock acquisition rights without application.

(8) Treatment of fractional number of shares with less than one unit:
In the event that shares to be issued to holders of stock acquisition rights who have exercised their stock acquisition rights include a fractional number of shares of less than one unit, the fractional amount shall be rounded down.

(9) Stock acquisition rights securities:

Itochu Techno-Science shall issue stock acquisition rights securities.

2. Stock acquisition rights to be allotted and issued to the holders of the 3rd stock acquisition rights of CRC Solutions

(1) Types and number of shares to be issued upon exercise of stock acquisition rights:

62 shares of common stock per one (1) stock acquisition right

Further, in the event that Itochu Techno-Science splits or consolidates its shares, at the time of each effective date, based on the following formula, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted; provided, however that such adjustments shall be made, of stock acquisition rights, to the shares to be issued upon exercise of stock acquisition rights which have no been exercised at the time of the effective date, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded down.

Number of shares after adjustments = Number of shares before adjustments x ratio of split or consolidation

(2) Price of assets to be invested upon exercise of stock acquisition rights

The price of assets (limited to money) to be invested upon exercise of the stock acquisition rights (hereinafter referred to as the "Investment Price") shall be the Investment Price per one (1) share of the shares to be issued upon exercise of stock acquisition rights at the time of the effective date (hereinafter referred to as the "Exercise Price"), multiplied by the number of shares to be issued upon exercise of stock acquisition rights, and the Exercise Price shall be ¥2,700.

Additionally, after issuing stock acquisition rights, in the event that at a lower price than the market value, new shares are issued or treasury stocks are disposed (except in cases of sale of treasury stocks pursuant to the provision (Claim for sale of shares with less than one unit by holders of shares with less than one unit)) as set forth in Article 194 of the Corporate Law, transfer of treasury stock pursuant to the provision set forth in Paragraph 2 of Article 5 of the Supplementary Provision of "Law on Partial Amendments to the Commercial Code, etc." (Law No. 79 of 2001), conversion or exercise of securities which are or can be converted into common stock of Itochu Techno-Science or stock acquisition rights (including those attached to corporate bonds with stock acquisition rights) for which issuance of common stock of Itochu Techno-Science can be claimed), the Exercise Price shall be adjusted based on the following formula, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded up.

$$\text{The Exercise Price after adjustments} = \text{The Exercise Price before adjustments} \times \frac{\text{Number of outstanding shares} + \frac{\text{Number of shares to be newly issued} \times \text{Issuance or disposal price per share}}{\text{Market value per share}}}{\text{Number of outstanding shares} + \text{Number of shares to be newly issued}}$$

Further, with respect to the number of shares mentioned above, "Number of outstanding shares" shall be the number after deducting the total number of treasury stocks Itochu Techno-Science owns from the total number of the outstanding shares of Itochu Techno-Science, and also in the event of disposing treasury stocks, "Number of shares to be newly issued" shall mean "Number of treasury shares to be disposed".

Additionally, after the issuance of stock acquisition rights, in the event that Itochu Techno-Science splits or consolidates its shares, at the time of each effective date, based on the following formula, the Exercise Price shall be adjusted, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded up.

$$\text{The Exercise Price after adjustments} = \text{The Exercise Price before adjustments} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(3) Exercise period of stock acquisition rights:
From October 1, 2006 to July 31, 2008

(4) Matters concerning capital and capital reserve to be increased upon issuing shares upon exercise of stock acquisition rights:
One-half (1/2) of the amount provided in Paragraph 1 of Article 40 of the Company Computation Rule as paid-in or provided asset amount (maximum increase amount such as capital, etc.) shall be accounted for as capital, and the remaining amount shall be accounted for as capital reserve.

(5) Restriction of transfer of stock acquisition rights
Approval of the Board of Directors shall be required to transfer stock acquisition rights.

(6) Terms of exercise of stock acquisition rights
A. In the event that a person who is allotted with a stock acquisition right (hereinafter referred to as the "Target Person") has lost his/her position as a director, corporate auditor or employee of Itochu Techno-Science or its consolidated subsidiary, in accordance with the cause of such loss of position,

exercise of the stock acquisition right shall be respectively as prescribed below; provided, however, that if the Target Person, at the same time as the loss of position, becomes a director, corporate auditor or employee of Itochu Techno-Science, is appointed as a director or corporate auditor of affiliated companies or transfers to affiliated companies (hereinafter referred to as the "Transfer of Position"), in accordance with the cause of loss of position after the Transfer of Position, the following (a), (b) and (c) shall be applied.

(a) In the event of losing a position due to voluntary termination, removal or punitive dismissal:
Not exercisable.

(b) In the event of losing a position before the expiration of the term or before the retirement age for due to voluntary termination:
Exercisable exclusively within one (1) year after the loss of the position

(c) In the event of losing a position due to the expiration of the term or the retirement age:
Exercisable exclusively within one (1) year after the loss of the position

B. In the event of a holder of stock acquisition rights dies while in office, the successor may exercise the rights exclusively within (1) year after the succession effective date.

C. Other terms shall be as prescribed in "Stock Acquisition Rights Allotment Agreement" executed between Itochu Techno-Science and holders of stock acquisition rights.

(7) Acquisition of stock acquisition rights:

A. In the event that a merger agreement which causes Itochu Techno-Science to be dissolved is approved or proposal on approval of a share exchange agreement which causes Itochu Techno-Science to become a wholly owned subsidiary or a proposal on share transfer is approved at a general meeting of shareholders, Itochu Techno-Science may acquire stock acquisition rights without application.

B. In the event that holders of stock acquisition rights become no longer qualified to exercise their rights or they waive their stock acquisition rights in whole or in part, Itochu Techno-Science may acquire such stock acquisition rights without application.

(8) Treatment of fractional number of shares with less than one unit:
In the event that shares to be issued to holders of stock acquisition rights who have exercised their stock acquisition rights include a fractional number of shares of less than one unit, the fractional amount shall be rounded down.

(9) Stock acquisition rights securities:
Itochu Techno-Science shall issue stock acquisition rights securities.

3. Stock acquisition rights to be allotted and issued to the holders of the 4th stock acquisition rights of CRC Solutions

(1) Types and number of shares to be issued upon exercise of stock acquisition rights:

62 shares of common stock per one (1) stock acquisition right

Further, in the event that Itochu Techno-Science splits or consolidates its shares, at the time of each effective date, based on the following formula, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted; provided, however that such adjustments shall be made, of stock acquisition rights, to the shares to be issued upon exercise of stock acquisition rights which have no been exercised at the time of the effective date, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded down.

Number of shares after adjustments = Number of shares before adjustments x ratio of split or consolidation

(2) Price of assets to be invested upon exercise of stock acquisition rights
The price of assets (limited to money) to be invested upon exercise of the stock acquisition rights (hereinafter referred to as the "Investment Price") shall be the Investment Price per one (1) share of the shares to be issued upon exercise of stock acquisition rights at the time of the effective date (hereinafter referred to as the "Exercise Price"), multiplied by the number of shares to be issued upon exercise of stock acquisition rights, and the Exercise Price shall be ¥3,220.

Additionally, after issuing stock acquisition rights, in the event that at a lower price than the market value, new shares are issued or treasury stocks are disposed (except in cases of sale of treasury stocks pursuant to the provision (Claim for sale of shares with less than one unit by holders of shares with less than one unit)) as set forth in Article 194 of the Corporate Law, transfer of treasury stock pursuant to the provision set forth in Paragraph 2 of Article 5 of the Supplementary Provision of "Law on Partial Amendments to the Commercial Code, etc." (Law No. 79 of 2001), conversion or exercise of securities which are or can be converted into common stock of Itochu Techno-Science or stock acquisition rights (including those attached to corporate bonds with stock acquisition rights) for which issuance of common stocks of Itochu Techno-Science can be claimed), the Exercise Price shall be adjusted based on the following formula, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded up.

$$\text{The Exercise Price after adjustments} = \text{The Exercise Price before adjustments} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares to be newly issued} \times \text{Issuance or disposal price per share}}{\text{Market value per share}}}{\text{Number of outstanding shares} + \text{Number of shares to be newly issued}}$$

Further, with respect to the number of shares mentioned above, "Number of outstanding shares" shall be the number after deducting the total number of treasury stocks Itochu Techno-Science owns from the total number of the outstanding shares of Itochu Techno-Science, and also in the event of disposing treasury stocks, "Number of shares to be newly issued" shall mean "Number of treasury shares to be disposed".

Additionally, after the issuance of stock acquisition rights, in the event that Itochu Techno-Science splits or consolidates its shares, at the time of each effective date, based on the following formula, the Exercise Price shall be adjusted, and fractional amounts with less than one yen incurring as a result of the adjustments shall be rounded up.

$$\text{The Exercise Price after adjustments} = \text{The Exercise Price before adjustments} \times \frac{1}{\text{Ratio of split or consolidation}}$$

(3) Exercise period of stock acquisition rights:

Ineligible for preferential tax: from October 1, 2006 to July 31, 2009

Eligible for preferential tax: from June 22, 2007 to July 31, 2009

(4) Matters concerning capital and capital reserve to be increased upon issuing shares upon exercise *of stock acquisition rights:*

One-half (1/2) of the amount provided in Paragraph 1 of Article 40 of the Company Computation Rule as paid-in or provided asset amount (maximum increase amount such as capital, etc.) shall be accounted for as capital, and the remaining amount shall be accounted for as capital reserve.

(5) Restriction of transfer of stock acquisition rights

Approval of the Board of Directors shall be required to transfer stock acquisition rights.

(6) Terms of exercise of stock acquisition rights

A. In the event that a person who is allotted with a stock acquisition right (hereinafter referred to as the "Target Person") has lost his/her position as a director, corporate auditor or employee of Itochu Techno-Science or its consolidated subsidiary, in accordance with the cause of such loss of position, exercise of the stock acquisition right shall be respectively as prescribed below; provided, however, that if the Target Person, at the same time as the loss of position, becomes a director, corporate auditor or employee of Itochu Techno-Science, is appointed as a director or corporate auditor of affiliated companies or transfers to affiliated companies (hereinafter referred to as the "Transfer of Position"), in accordance with the cause of loss of position after the Transfer of Position, the following (a), (b) and (c) shall be applied.

(a) In the event of losing a position due to voluntary termination, removal or punitive dismissal:
Not exercisable.

(b) In the event of losing a position before the expiration of the term or before the retirement age for due to voluntary termination:
Exercisable exclusively within one (1) year after the loss of the position

(c) In the event of losing a position due to the expiration of the term or the retirement age:
Exercisable exclusively within one (1) year after the loss of the position

B. In the event of a holder of stock acquisition rights dies while in office, the successor may exercise the rights exclusively within (1) year after the succession effective date.

C. Other terms shall be as prescribed in "Stock Acquisition Rights Allotment Agreement" executed between Itochu Techno-Science and holders of stock acquisition rights.

(7) Acquisition of stock acquisition rights:

A. In the event that a merger agreement which causes Itochu Techno-Science to be dissolved is approved or a proposal on approval of a share exchange agreement which causes Itochu Techno-Science to become a wholly owned subsidiary or a proposal on share transfer is approved at a general meeting of shareholders, Itochu Techno-Science may acquire stock acquisition rights without application.

B. In the event that holders of stock acquisition rights become no longer qualified to exercise their rights or they waive their stock acquisition rights in whole or in part, Itochu Techno-Science may acquire such stock acquisition rights without application.

(8) Treatment of fractional number of shares with less than one unit:

In the event that shares to be issued to holders of stock acquisition rights who have exercised their stock acquisition rights include a fractional number of shares of less than one unit, the fractional amount shall be rounded down.

(9) Stock acquisition rights securities:
Itochu Techno-Science shall issue stock acquisition rights securities.

[Exhibit 2] Directors to be appointed upon the Merger

Director	Hiromi Sugiyama
Director	Kazuo Kosuga
Director	Hiroaki Natsume
Director	Kenji Ishii
Director	Koichi Takenaka
Director	Kyoji Ohnishi
Director	Hiroshi Tomita

3. Outline of Details of each Item (except Item 2, Item 3-I, Item 7 and Item 8) of Article 182 of the Enforcement Regulations of the Corporate Law as of the date when a decision set forth in Paragraph 1 of Article 298 of the Corporate Law is made

(1) Matters concerning reasonability of provisions with respect to the matters stipulated in Item 2 and Item 3 of Paragraph 1 of Article 749 of the Corporate Law (Item 1 of Paragraph 182 of the Enforcement Regulations of the Corporate Law)

a. Calculation method for number of shares to be issued by Itochu Techno-Science Corporation (hereinafter referred to as "Itochu Techno-Science")

Itochu Techno-Science has decided by the agreement with the Company, upon the Merger, to allot common stock of Itochu Techno-Science, in the ratio of 0.31 shares of Itochu Techno-Science per one (1) share of the Company (hereinafter referred to as the "Merger Ratio").

Upon calculating the Merger Ratio, to ensure fairness and reasonability, the Company and Itochu Techno-Science respectively retained independent third-party organizations (Mizuho Securities Co., Ltd. for the Company and Nomura Securities Co., Ltd. for Itochu Techno-Science) for the calculation. Based on the market share price standard method, discounted cash flow (DCF) and quasi company comparative method, Mizuho Securities Co., Ltd. and Nomura Securities Co., Ltd. conduct an analysis and calculate the Merger Ratio comprehensively taking into account such results.

The Company and Itochu Techno-Science have determined that with respect to the details of the Merger Ratio calculation of the third-party organizations mentioned above, all of the methods, the share price applied and calculation results are fair and reasonable and taking into consideration the calculation results of both companies, in consultation with each other, the Merger ratio above has been set.

Further, the Company has been provided with an opinion letter (as of May 22, 2006) which states that the Merger Ratio mentioned above is reasonable from the financial point of view for the shareholders of the Company by Mizuho Securities Co., Ltd.

b. Matters concerning the allotment of shares to be issued by Itochu Techno-Science to the shareholders of the Company

Itochu Techno-Science shall allot common stock and treasury stock of common stock it owns, which are to be issued upon the Merger, to shareholders whose names have been entered and recorded in the register of shareholders of the Company (including beneficial shareholders whose names have been entered or recoded in the register of beneficial shareholders) as of the day immediately preceding the Merger Effective Date, other than the Company and Itochu Techno-Science, in accordance with the Merger Ratio mentioned above.

c. Matters concerning capital and reserve of Itochu Techno-Science which are to be increased due to the Merger

A. Capital

¥0

B. Capital reserve

¥0

C. Capital surplus

Amount stated in Item 3-ro of Paragraph 1 of Article 59 of the Company Computation Rule less the total of the amounts stated in Item 3-ha and Item 3-ni of Paragraph 1 of Article 59 of the Company Computation Rule.

D. Profit reserve

¥0

E. Profit surplus

Amount stated in Item 5-ro of Paragraph 1 of Article 59 of the Company Computation Rule

The amounts of capital and reserve which are to be increased due to the Merger have been determined at the meeting of the Board of Directors of Itochu Techno-Science, in compliance with "Accounting standard concerning amounts of treasury stocks and reserve" and "Management guidelines concerning corporate integration accounting standard and accounting standard for business segregation", by appropriately conducting accounting procedures in relation to extinction of book value of shares of the Company that Itochu Techno-Science owns, to extinction of book value of treasury stock that the Company owns and disposal of treasury stocks of Itochu Techno-Science which are to be allotted to the shareholders of the Company.

The Company determines that the details provided in above a through c are reasonable.

(2) Matters concerning reasonability of provisions with respect to the matters stipulated in Item 4 and Item 5 of Paragraph 1 of Article 749 of the Corporate Law (Item 4 of Paragraph 182 of the Enforcement Regulations of the Corporate Law)

Matters concerning details of stock acquisition rights of Itochu Techno-Science which are to be issued to holders of the stock acquisition rights of the Company, instead of the stock acquisition rights of the Company and the calculation method and allotment.

In accordance with the agreement with the Company, upon the Merger, Itochu Techno-Science shall issue stock acquisition rights to each holder of the 2nd stock acquisition rights, 3rd stock acquisition rights and 4th stock acquisition rights of the Company, in accordance with the guidelines provided in the Exhibit 1 of the Merger Agreement.

While the stock acquisition rights that Itochu Techno-Science issues are allotted instead of the stock acquisition rights of the Company to holders of the stock acquisition rights of the Company, the guidelines stipulated in the Exhibit 1 of the Merger Agreement state that number of shares to be issued upon exercise of stock acquisition rights and the price of assets which are invested upon exercise of stock acquisition rights are adjusted in accordance with the Merger ratio and that stock acquisition rights of Itochu Techno-Science which have substantially identical terms, other than amended minor points due to the enforcement of the Corporate Law and its related laws and regulations will be allotted. Therefore, there is no change in terms and number of stock acquisition rights that holders of stock acquisition rights of the Company hold due to the Merger, and it is determined that both are reasonable.

(3) Financial statements, etc. in relation to the last business year of Itochu Techno-Science (Item 5-i of Article 182 of the Enforcement Regulations of the Corporate Law)

As prescribed in the enclosed Supplement Volume.

(4) Extraordinary financial statements, etc. with the extraordinary accounting date as a day after the last day of the last business year of Itochu Techno-Science (Item 5-ro of Article 182 of the Enforcement Regulations of the Corporate Law)

Not applicable

(5) Disposal of material assets arising after the last day of the last business year of Itochu Techno-Science (Item 5-ha of Article 182 of the Enforcement Regulations of the Corporate Law)

Not applicable

(6) Disposal of material assets arising after the last day of the last business year of the Company (Item 6 of Article 182 of the Enforcement Regulations of the Corporate Law)

Not applicable

Proposal No. 4: Election of nine (9) Directors

The term of all of the (9) Directors will expire at the closing of this general meeting of shareholders, and nine (9) Directors will be newly elected.

The candidates for Directors are as listed below:

Candidate Number	Name (Date of Birth)	History, Representative Status of Other Corporations and Positions in the Company		Number of the Company Shares Owned
1	Hiromi Sugiyama (April 1, 1945)	April 1999	Executive Vice President of Aerospace, Electronics and Multimedia Company of Itochu Corporation	21,800
		June 1999	Executive Officer of Itochu Corporation	
		June 2001	Director and Managing Executive Officer of the Company	
		June 2002	Representative Director and President and CEO (at present)	
2	Kazuo Kosuga (September 8, 1946)	April 1965	Entered the Company	16,000
		June 1998	Director	
		June 2000	Managing Executive Director	
		June 2002	Representative Director and Senior Executive Officer	
		October 2003	Assistant to President and in charge of General Administration (at present) and concurrently in charge of Data Center Div.	
		September 2004	General Manager of Data Center Div. (at present)	
		April 2006	In charge of Business Solutions Div. 2 (at present)	

		(Representative status of other companies, etc.) Representative Director and President of Info Avenue Corporation		
3	Hiroaki Natsume (July 2, 1947)	October 1987 June 1997 June 2000 June 2003 April 2005 April 2006	Entered the Company Director Managing Executive Director Director and Senior Executive Officer (at present) General Manager of Business Solutions Div. 1 and concurrently in charge of Food Industry & Logistics Systems Div. (at present) In charge of ERP Systems Div. (at present)	8,500
4	Kenji Ishii (February 6, 1947)	April 1969 June 1997 June 2001 April 2003 June 2003	Entered the Company Director Executive Officer General Manager of Science & Engineering Systems Div.(at present) Director and Managing Executive Director (at present)	12,900
5	Koichi Takenaka (March 22, 1948)	June 2002 July 2002 March 2003 June 2003 April 2005 April 2006	Executive Officer of Mizuho Bank, Ltd. Manager, President's Advisory Board of Ueno & Co., Ltd Entered the Company Director and Managing Executive Director (at present) General Manager of Business Solutions Div. 2 Assistant to President and in charge of Special Order Matters (at present)	4,200
6	Kyoji Ohnishi	April 1997	General Manager of	18,800

	(February 10, 1948)	Information & Telecommunication Systems Administration Division of Itochu Corporation June 1999 Director of the Company June 2001 Executive Officer June 2004 Director and Managing Executive Director (at present) September 2004 General Manager of general Merchandise & Logistics Systems Div. September 2005 General Manager of New Generation CVS Systems Integration Project and concurrently in charge of General merchandise & Logistics Systems Div. (at present) (Representative status of other companies) Chief Executive Officer of AccuData Research Institute Inc.	
7	Hiroshi Tomita (February 3, 1949)	April 1999 General Manager of Human Resources Division of Itochu Corporation June 2002 Executive Officer of Itochu Corporation June 2004 Director and Managing Executive Officer of the Company (at present) and Chief Compliance Officer (at present) April 2005 Head of Group Management Center (at present) October 2005 General Manager of Group Human Resources Div. (at present)	8,200

8	Hidenori Hasebe (August 13, 1960)	April 1983 April 1984 April 2000 April 2002 April 2006	Entered Itochu Corporation Seconded to Itochu Electronics Corp. Seconded to CTC Create Corporation Representative Director and President Seconded to Itochu Techno-Science Corporation General Manager of Information Technology Business Department of Itochu Corporation (at present)	0
9	Shunsuke Noda (May 7, 1962)	April 1987 October 1989 November 2000 April 2006	Entered Itochu Corporation Seconded to Itochu Techno-Science Corporation Manager of Net Venture Business Development Office of Itochu Corporation General Manager of Business Solution Department of Itochu Corporation (at present)	0

(Notes)

1. Mr. Kazuo Kosuga, the candidate, holds a concurrent position as Representative Director and President of Info Avenue Corporation, and the Company has a business relationship with Info Avenue Corporation for consignment of consulting, etc.

2. Mr. Kyoji Ohnishi, the candidate, holds a concurrent position as Chief Executive Officer of AccuData Research Institute Inc., and the Company has a business relationship with AccuData Research Institute Inc. for consignment of system development, etc.

3. Other than the above, there is not any special related party transaction between each candidate and the Company.

4. Both Messrs. Hidenori Hasebe and Shunsuke Noda are candidates for outside directors as prescribed in Item 15 of Article 2 of the Corporate Law.

Proposal No. 5 Granting of Retirement Benefits to Retiring Directors

In the event that Proposal No. 3 and Proposal No. 4 at the General Meeting of Shareholders are approved, as originally proposed, due to the dissolution of the Company led by the Merger, all of the nine (9) Directors will resign.

In accordance with the internal regulations of the Company, to reward the Directors for their services during their terms, reasonable retirement benefits shall be granted to each of the full-time directors, Hiromi Sugiyama, Kazuo Kosuga, Hiroaki Natsume, Kenji Ishii, Koichi Takenaka, Kyoji Ohnishi and Hiroshi Tomita. The history of each of them is as stated below.

Further, the specific amount, timing of grant and the method of granting shall be determined at the discretion of the Board of Directors.

Name	History	
Hiromi Sugiyama (April 1, 1945)	June 2001	Director and Managing Executive Officer
	June 2002	Representative Director and President and CEO (at present)
Kazuo Kosuga (September 8, 1946)	June 1998	Director
	June 2000	Managing Executive Director
	June 2002	Representative Director and Senior Executive Officer (at present)
Hiroaki Natsume (July 2, 1947)	June 1997	Director
	June 2000	Managing Executive Director
	June 2003	Director and Senior Executive Officer (at present)
Kenji Ishii (February 6, 1947)	June 2003	Director and Managing Executive Officer (at present)
Koichi Takenaka (March 22, 1948)	June 2003	Director and Managing Executive officer (at present)
Kyoji Ohnishi (February 10, 1948)	June 2004	Director and Managing Executive Officer (at present)
Hiroshi Tomita (February 3, 1949)	June 2004	Director and Managing Executive Officer (at present)

(For reference purposes)

Announcement of Basic Policies concerning Internal Control System Development

The Company hereby announces that the Board of Directors as of May 24,2006 has adopted a resolution with respect to basic policies concerning internal control system development as prescribed hereinafter.

NOTE

Pursuant to the provisions set forth in Item 6 of Paragraph 4 of Article 362 of the Corporate Law, a system to ensure that the execution of duties of Directors of the Company is in compliance with laws and regulations as well as the Articles of Incorporation and a system necessary to ensure adequacy of business operations of the Company shall be developed as provided below.

1. Development of a system to ensure that the execution of duties of Directors and employees of the Company is in compliance with laws and regulations (Item 6 of Paragraph 4 of Article 362 of the Corporate Law and Item 4 of Paragraph 1 of Article 100 of the Enforcement Regulations of the Corporate Law)

(1) Corporate governance

a. The Board of Directors shall make decisions on important matters concerning the management in compliance with laws and regulations, the Articles of Incorporation, resolutions of a general meeting of shareholders, Regulations of the Board of Directors, "Corporate Policies" and the "Corporate Code of Conduct" and supervise execution of duties of Directors.

b. Based on roles designated by the Board of Directors, Directors shall execute business operations of the Company in compliance with laws and regulations, the Articles of Incorporation, Regulations of the Board of Directors and "Regulations on Duties and Authorities" and other internal regulations.

c. With the aim of enhancement of the decision-making and supervisory functions of the Board of Directors, a system of Executive Directors shall be adopted.
Executive Directors shall be appointed by a resolution of the Board of Directors as important employees, and in accordance with the decision made by the Board of Directors, shall execute their duties to the extent designated.

d. Representative Directors shall report to the Board of Directors with respect to the status of the execution of business operations at a meeting of the Board of Directors once in every three months or on an as-needed basis.

e. Corporate Auditors shall exercise their authority designated by applicable laws and in alliance with the Audit Office and Independent Auditors, in compliance with "Regulations of Corporate Auditors" and "Auditing Standards of Corporate Auditors", implement auditing with respect to adequacy of duties executed by Directors.

(2) Compliance

a. Directors and employees shall act in accordance with "Corporate Policies" and the "Corporate Code of Conduct".

b. A Compliance Committee and a Chief Compliance Officer (CCO) shall be established and by formulating "Compliance Regulations", a compliance system shall be strengthened through appointment of an officer in charge of compliance of each division, implementation of education and training on compliance and establishment of a system to provide internal information.

(3) Development of a system to ensure adequacy of financial report

By establishing "Accounting Regulations", "Cost Calculation Regulations" and other internal regulations as well as complying with accounting standards and other related applicable laws and regulations, a system to ensure adequacy of financial reports shall be reinforced.

(4) Internal auditing

An Audit Office under the direct jurisdiction of the President shall be set up. The Audit Office shall implement internal audits periodically with respect to the status of compliance with laws and regulations, the Articles of Incorporation and internal regulations, procedures of execution of duties and adequacy of such contents concerning overall business operations based on "Internal Audit Regulations" and report such results to the President and the Corporate Auditors. Further, the Audit Office shall conduct a follow-up audit with respect to the fulfillment status of improvement in matters pointed out and proposed which have been revealed after an internal audit.

2. A system concerning maintenance and management of information in relation to execution of duties of the Board of Directors

(1) Maintenance and management of information

The Board of Directors shall appropriately maintain and manage in addition to legal instruments such as minutes of general meetings of shareholders, minutes of meetings of the Board of Directors, documents which contain material information in relation to execution of duties (including electronic records), together with related materials in accordance with "Management Regulations of Documents, etc. and Information".

(2) Referring to information

The Board of Directors and Corporate Auditors may at anytime refer to information mentioned in the previous paragraph.

3. Regulations concerning management of risk of loss and other systems

(Item 2 of Paragraph 1 of Article 100 of the Enforcement Regulations of the Corporate Law)

It shall be recognized that risk management is material issue to the management, and in order to prevent market risk, credit risk, country risk, investment risk, CSR and compliance risk, information security risk and other various risks, various internal committees such as a Compliance Committee and responsible divisions shall be established, and furthermore, by developing the necessary risk management systems and management methods such as establishment of various management regulations, handling standards, investment standards, risk limitations and transaction limitations, the risk of the entire company shall be managed comprehensively as well as individually.

4. A system to ensure that the execution of the duties of the Board of Directors is conducted efficiently.

(Item 3 of Paragraph 1 of Article 100 of the Enforcement Regulations of the Corporate Law)

(1) Management meeting and various internal committees

In order for decisions regarding execution of duties to be made appropriately and flexibly, to assist the President, a management meeting shall be set up where overall management policies and management planning as well as other material matters concerning execution of duties shall be discussed. Further, various internal committees shall be set up where management issues in each responsible field shall be carefully discussed, and shall contribute to decision-making of the President and the Board of Directors.

(2) Clarification of duties, authority and responsibilities

To ensure appropriate and efficient execution of duties, various internal regulations such as "Regulations of Segregation of Duties" and "Regulations of Duties and Authority" shall be formulated, and authorities and responsibilities of each officer and director shall be clarified.

5. A system to ensure adequacy of business operations of the corporate group consist of the Company and its parent company and subsidiaries (Item 5 of Paragraph 1 of Article 100 of the Enforcement Regulations of the Corporate Law)

(1) Relationship with the parent company

Upon operating businesses, while independence and autonomy are maintained and reinforced, in the information industry, by taking advantage of mutual capabilities, we will enhance corporate value and expand profits; provided, however, that transactions with the parent company shall be conducted under the same terms as those applied when conducting ordinary transactions with a company which is not in a capital relation.

(2) Subsidiary management system

To control the subsidiaries, a lead office for each subsidiary shall be designated, and the subject lead offices shall conduct business management and management instruction of the subsidiary in compliance with "Management Regulations of Affiliated Companies" and other internal regulations, and the Board of Directors and Corporate Auditors shall be in principle seconded to each subsidiary to ensure adequacy of its business operations.

(3) Compliance

The subsidiaries shall be instructed with respect to development of compliance systems such as formulation of Compliance Regulations, establishment of compliance officers and development of systems for provision of internal information, etc., and by implementing compliance education and training to the subsidiaries, thorough compliance of the entire group shall be achieved.

(4) Internal auditing

Overall business operations of the subsidiaries shall be subject to internal auditing conducted by the Audit Office. Further, in addition to promoting creation of an internal auditing system as the CRC group, the Audit Office shall maintain a close relationship with the Corporate Auditors of each company in the group and internal auditing organizations and commit to enhance the quality of auditing as a group.

6. Matters concerning employees who should assist the Audit Office in fulfilling its duties and matters concerning independence of the subject employees from Directors (Item 2 of Paragraph 3 of Article 100 of the Enforcement Regulations of the Corporate Law)

(1) Allocation of employees who shall assist the, full-time, the Corporate Auditors

When recognized as necessary by the Corporate Auditors, an employee who shall assist them full-time shall be allocated.

(2) Authority to give instructions and orders to employees who assist the Corporate Auditors in

fulfilling their duties and authority over personnel administration

Authority to give instructions and orders to employees who assist the Corporate Auditors shall belong exclusively to the Board of Corporate Auditors, and Directors and employees shall not hold any authority to give instructions and orders to employees who assist the Corporate Auditors. Additionally, evaluation of personnel administration of employees who assist the Corporate Auditors shall be conducted by the Corporate Auditors designated by the Board of Corporate Auditors, and any personnel reshuffle and disciplinary actions shall require prior consent of the Board of Corporate Auditors.

7. A system under which Directors and employees make a report to the Corporate Auditors and a system concerning other reports to be made to the Corporate Auditors (Item 3 of Paragraph 3 of Article 100 of the Enforcement Regulations of the Corporate Law)

(1) Attendance to material meetings

In accordance with the audit plan and segregation of duties designated by the Board of Corporate Auditors, the Corporate Auditors shall attend a management meeting and other important meeting in addition to the Board of Directors and listen to and receive execution status of the duties from Directors, etc. and refer to related materials.

(2) Reporting responsibilities of Directors

a. Directors and other officers and employees shall periodically report the status of their execution of duties to the Corporate Auditors.

b. Directors shall make an immediate report to the Corporate Auditors concerning the following matters, in addition to matters prescribed by applicable laws.

- Details of decisions which may materially affect financial affairs and businesses;
- Details of announcements for performance and business forecast;
- Details and results of internal auditing and measures against pointed out matters;
- Status of provision of information based on a system for provision of internal information;
- Details of government dispositions; and
- In addition to the matters prescribed in each Item above, any other matters requested by the Corporate Auditors.

(3) Report by employees

Employees may directly report to the Corporate Auditors matters stipulated below:

a. Facts which may be significantly detrimental to the Company; and

b. Facts of violation of material applicable laws or the Articles of Incorporation.

8. A system to ensure that any other auditing by the Board of Directors is effectively conducted (Item 4 of Paragraph 3 of Article 100 of the Enforcement Regulations of the Corporate Law)

(1) Alliance with Corporate Auditors of Audit Office

The Audit Office shall discuss with the Corporate Auditors an internal auditing plan for each business year and ensure there is a close information exchange as well as cooperation by periodically holding a meeting to discuss and exchange opinions about internal auditing results and matters pointed out and proposed, etc.

(2) Application of outside experts

Corporate Auditors may when recognized as necessary for auditing, independently employ councils, certified public accountants, consultants and other outside experts.

Voting via the Internet

1. Matters concerning voting via the Internet

In the event of exercising your voting rights via the Internet, please note the following and exercise your voting rights.

1) Voting via the Internet can be conducted on the website for voting designated by the Company (please refer to the URL below). Further, please note that the website for voting cannot be accessed by mobile phones compatible with the Internet. In the event of exercising your voting rights via the Internet, you will be required to have a voting code and password mentioned in the voting card enclosed in the convocation notice.

2) The voting code and password provided therein shall be valid exclusively to this general meeting. For the next general meeting, a voting code and password will be newly issued.

3) In the event that votes are cast both by a voting card in writing and via the Internet, the vote cast via the Internet shall be deemed effective.

4) In the event that multiple votes are cast via the Internet, the last shall be deemed effective.

5) Please cast your vote via the Internet by Monday, June 19, 2006.

6) Any expenses (provider connection fees and telecommunications fees, etc.) incurred concerning the Internet shall be borne by the shareholder.

2. Specific method of voting via the Internet

1) Please access http://www.it-soukai.com

The above URL will not be available from 3 a.m. to 5 a.m. during the Exercise Period.

2) Please click "login" button after inserting your voting code and password.

The voting code and password are written on the upper-right corner of the voting card enclosed in the convocation notice.

3) Please cast your vote in accordance with the instructions given on the screen.

3. Security

The voting code and password written in the voting card are important to identify the shareholders. Please do not reveal them to others. The Company will not contact the shareholders with respect to their password.

4. Contact information

1) For inquiries exclusively pertaining to operating instructions of personal computers, etc. in relation to voting via the Internet, please contact:

Internet Help Dial of Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

Tel: 0120-768-524 (Toll free number)

(Opening hour: 9:00 to 21:00, except Saturdays, Sundays and holidays)

2) Contact information concerning address change, etc., other than the above 1)

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

Tel: 0120-288-324 (Toll free number)

(Opening hour: 9:00 to 17:00, except Saturdays, Sundays and holidays)

Proposal No. 3: Approval of Merger Agreement between the Company and Itochu Techno-Science Corporation

3. Outline of Details of each Item (except Item 2, Item 3-I, Item 7 and Item 8) of Article 182 of the Enforcement Regulations of the Corporate Law as of the date when a decision set forth in Paragraph 1 of Article 298 of the Corporate Law is made

(3) Financial statements, etc. in relation to the last business year of Itochu Techno-Science (Item 5-i of Article 182 of the Enforcement Regulations of the Corporate Law)

Business Report

(From April 1, 2004 through March 31, 2005)

1. Overview of the Business

(1) Progress and results of the businesses of the corporate group

The economy of Japan during the current consolidated fiscal year, despite a slowdown in consumer spending caused by the steep rise in crude oil prices and natural disasters such as earthquakes, showed a slow recovery with the increase in capital expenditures led by the improvement in corporate revenues as well as robust exports.

Additionally, in the information technology industry, while companies' investments in information continue to be strong and the amount of orders received is on an upward trend, in addition to the continuous careful investments with an emphasis on investment effects, due to decline of prices, there is only a light recovery of the market as a whole.

Under such circumstances, the Company's group as a apart of the management reform has strengthened customer-oriented marketing activities, promoted transformation of the current businesses into those with higher additional values mainly based on system integration as well as continuously made efforts in enhancement of competitive power and improvement in profitability. Further, in January and March 2005, due to the completion of integration of the head office and main offices dispersed in the Tokyo area of the Company and CTC Technology Corporation which is a consolidated subsidiary, in addition to the increased efficiency of management, prompt responses to customer needs and further enhancement of alliances among the business group have become possible.

With respect to marketing activities, the Company has committed to active provision of system proposals and reinforcement of software development, promotion of orders received for maintenance services in full coordination between the marketing and maintenance divisions, provision of services with pursuit of additional value in the IT life cycle as a whole. In the telecommunications industry, in addition to construction of the third generation telecommunications related system infrastructure, establishment of a customer information management system corresponding to the commencement of a new service and enhancement of the existing services-type system infrastructure which target mobile communications companies, the Company has actively been involved in provision of mainly IP related systems, targeting fixed-line telecommunications companies. In the financial industry, under severe circumstances where orders to major financial institutions has stagnated due to integration and reorganization, not only has the Company advanced to enlarge the non-bank customer base through the contact center solution, which is a strength of the Company, the Company has also fulfilled demands for upgrading systems for online securities companies. In the manufacturing business and enterprise field, despite the slowdown of product demands, acquisition of system integration-type businesses for the future have been actively promoted and a steady increase in the number of development projects has been achieved. Further, the Company also engaged in management of delivery deadline, quality and profit, carrying out thorough order screening and management of progress and profit of projects, mainly led by the "Project Management Division" which was newly established during the current consolidated fiscal year.

With respect to investment activities, in order to acquire new technologies, in addition to investments made in three venture companies (Azul Systems, Infinera and Cast Iron) in Silicon Valley in the United States during the first half of the fiscal year, in the second half, the Company has made a capital and business alliance with EC-One, Inc. with the aim of expanding a business base by applying JAVA technology and also agreed to form a capital tie-up with Japan Third Party Co., Ltd. which has respected credentials for its proxy and technology services support for maintenance support in the Japanese market of overseas IT vendors. On the other hand, from the aspect of enhancing the consolidated management, the Company sold all the shares of CTC CREATE CORPORATION and Okinawa Call Center Corporation which are consolidated subsidiaries and operate telemarketing businesses as well as of two affiliated companies.

For technological enhancement, the "IT Architecture Division" which is responsible for planning of the global perspective of IT architecture and the "IT Engineering Division" which is responsible for product and technology support have actively engaged in research and examination concerning the latest technologies, by looking ahead to the future. Additionally, in March 2005, the technical solution center was opened, and verification of system technologies combined with technologies and products of each open-type vendor partner has become possible.

For hedging of risks, due to the full enforcement of the Personal Information Protection Law as of April 2005, as a model company in the information industry, the Company has carried out thoroughly appropriate handling and management of confidential information as well as personal information by taking all possible measures to ensure the security of the system.

In addition to the above, to make a social contribution, the Company participated in "Nurturing Support System of Assisting Dogs and Puppies" organized by Guide Dog & Service Dogs Association of Japan and implemented corporate activities such as financial support, etc. for nurturing of puppies which will become assisting dogs (guide dogs, service dogs and hearing dogs) in the future.

As a result of the above, with respect to the operating performance of the current consolidated fiscal year, in the aspect of sales, in addition to the effects from changes in accounting standard for sales, because a part of ordered projects in the information and telecommunications field was scheduled to be completed in the following quarter and thus was not accounted for this quarter, and in other fields, while customers continuously showed their tendency to refrain from making investments, particularly in the enterprise field of manufacturing businesses, etc., the focus on transforming the current businesses into those with more additional values was promoted as a priority, orders received and sales faced severe conditions after the second quarter, the sales amounted to 226,795 million yen (14.8% decrease from the previous quarter). In the aspect of profits, with the contribution of decline in cost ratio and of revenues from support services, making up for the profit deterioration in a part of the development projects, there was also a decrease of expenses and investment profit and loss based on the equity method moved back into profit in the fiscal year rebounding from a loss in the previous fiscal year due to the profit improvement of the affiliated companies. The ordinary income amounted to 18,129 million yen (4.3% increase from the previous quarter), and the current net profit amounted to 10,827 million yen (10.7% increase from the previous quarter).

With respect to the overview of the different business segments, in the system business due to the development of the business condition as previously stated, the value of orders received amounted to 198,545 million yen (7.3% decrease from the previous quarter), and sales amounted to 186,092 million yen (17.5% decrease from the previous quarter), and operating profit contributed to the decrease of the cost ratio as well as expenses but failed to absorb the impact of a fall in income and amounted to 486 million yen (3.7% decrease from the previous quarter). Further, in the support business, due to the increased demands for stable operation of the system, maintenance services for the systems which have been constructed mainly led by CTC Technology Corporation, which is a consolidated subsidiary, made a steady improvement, leading to an increase in the amount of orders received to 46,946 million yen (11.8% increase from the previous quarter) as well as sales to 40,703 million yen (0.1% increase from the previous quarter) and operating income to 18,249 million yen (4.7% increase from the previous quarter).

(2) Issues to be tackled by the corporate group

In an effort to promote medium-term strategies, important issues to be tackled include customer-oriented marketing activities, human resources to implement such activities as well as fostering of human resources.

With respect to customer-oriented marketing activities, the Company has reorganized marketing organizations into four business groups, classified by industry of customers as well as allocated engineers who are involved in development and products support to each business group. As a result, all the business groups have completed the establishment of a system which enables each business group to provide consistent services to its customers. Each business group will commit to gaining understanding of features by the industry of its customers and individual needs, with the aim to deeply cultivate needs and explore new customers.

Human resources are the most important recourse for creation of additional value which should be provided to customers, and fostering of such resources are indispensable in the medium-term strategies. The Company' group will, in addition to development of project managers, conduct education training activities for capacity building at each level and by actively responding to employees' motivation to improve their skills, provide opportunities where they can acquire knowledge and skills. Moreover, basic policies of "Profit Sharing" and "Pay for Performance" will be further ensured, and construction of an original compensation system based on abilities and performance, amelioration of motivations as well as improvement in organization profitability will be driven forward.

(3) Status of capital expenditures of the corporate group

The main components of capital expenditures during the current consolidated fiscal year are related to the integration of the head office and main offices, and the amounts of such capital expenditures are described below:

Company Name	Business Name	Details of Facilities	Invested Amount	Method of Fund-raising
The Company	New head office	Facilities for sales and planning businesses	1,501 million yen	Own funds
The Company	Kudan office	Verification	655 million yen	Own funds

	(former head office)	facilities, etc.		
CTC Technology Corporation	New head office	Facilities for planning businesses and maintenance services	316 million yen	Own funds

(4) Development of business results status of assets of the corporate group and the Company

a. Development of business results status of assets of the corporate group

Classification	The 23rd Period (FY 2001)	The 24th Period (FY 2002)	The 25th Period (FY 2003)	The 26th Period (FY 2004)
Sales	345,303 million yen	288,449 million yen	266,170 million yen	226,795 million yen
Ordinary Income	20,672 million yen	16,401 million yen	17,386 million yen	18,129 million yen
Current Net Profit	12,089 million yen	7,783 million yen	9,822 million yen	10,872 million yen
Current Net Profit per Share	196.58 yen	124.95 yen	160.26 yen	182.88 yen
Net Assets per Share	1,600.25 yen	1,658.37 yen	1,733.47 yen	1,819.34 yen
Total Assets	174,982 million yen	178,024 million yen	168,826 million yen	160,845 million yen
Number of Outstanding Shares	61,500,000 shares	61,500,000 shares	61,500,000 shares	61,500,000 shares

(Note)

1. The Company prepares consolidated financial statements as provided in Article 19-2 of "Law concerning Special Provisions of the Commercial Code in relation to Audits, etc. of Corporations (or *Kabushiki-Kaisha*)" as of the 26th period (the current period).

2. The current net profits per share are accounted for based on the number of shares, deducting the number of average treasury shares during the period from the total number of average outstanding shares during the period. In addition, as of the 24th period, calculation has been made based on "Accounting Standards concerning Current Net Profits per Share" (Item 2 of the Corporate Accounting Standards).

3. Net assets per share are accounted for based on the number of shares, deducting the number of treasury shares during the period from the total number of outstanding shares during the period. In addition, as of the 24th period, calculation has been made based on "Application Guidelines of Accounting Standards concerning Current Net Profits per Share" (Item 4 of the Application Guidelines of the Corporate Accounting Standards).

4. Pursuant to the provisions of Article 7 and Paragraph 1 of Article 24-2 of the Securities and Exchange Law, amended reports to the Securities Report Statements for the 21st period through 25th period were filed with Kanto Local Financial Bureau as of April 15, 2005. In the amended reports, sales are 340,072 million yen for the 23rd period and 273,200 million yen for the 24th period.

b. Development of business results status of assets of the Company

Classification	The 23rd Period (FY 2001)	The 24th Period (FY 2002)	The 25th Period (FY 2003)	The 26th Period (FY 2004)
Sales	311,429 million yen	254,445 million yen	245,667 million yen	213,890 million yen
Ordinary Income	15,206 million yen	11,105 million yen	12,074 million yen	12,219 million yen
Current Net Profit	11,020 million yen	7,017 million yen	8,514 million yen	8,652 million yen
Current Net Profit per Share	179.20 yen	113.04 yen	139.14 yen	145.81 yen
Net Assets per Share	1,435.03 yen	1,483.23 yen	1,567.49 yen	1,609.79 yen
Total Assets	154,023 million yen	154,220 million yen	156,565 million yen	150,928 million yen
Number of Outstanding Shares	61,500,000 shares	61,500,000 shares	61,500,000 shares	61,500,000 shares

(Note)

1. The current net profits per share are accounted for based on the number of shares, deducting the number of average treasury shares during the period from the total number of average outstanding shares during the period. In addition, as of the 24th period, calculation has been made based on "Accounting Standards concerning Current Net Profits per Share" (Item 2 of the Corporate Accounting Standards).

2. Net assets per share are accounted for based on the number of shares, deducting the number of treasury shares during the period from the total number of outstanding shares during the period. In

addition, as of the 24th period, calculation has been made based on "Application Guidelines of Accounting Standards concerning Current Net Profits per Share" (Item 4 of the Application Guidelines of the Corporate Accounting Standards).

3. Pursuant to the provisions of Article 7 and Paragraph 1 of Article 24-2 of the Securities and Exchange Law, amended reports to the Securities Report Statements for the 21st period through 25th period were filed with Kanto Local Financial Bureau as of April 15, 2005. In the amended reports, sales are 306,200 million yen for the 23rd period and 239,919 million yen for the 24th period.

2. Overview of the Corporate Group and the Company (as of March 31, 2005)

(1) Descriptions of principle businesses of the corporate group

Principle products and services of the Company's group include provision of total information systems, design and introduction of systems, sales of computers and network systems, network building, software development, etc. and maintenance services of systems and various business services, etc. such as print and delivery, etc., and are classified in accordance with similarity of types, features and contents of businesses to users.

Classification	Descriptions of Business Line
System Businesses	Provision, design and construction of information systems and network, entrusted software development, maintenance services of software, etc.
Support Businesses	System maintenance and operation services, etc.

(2) Principle business offices of the corporate group

a. The Company

Head Office	2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo
Branch Offices	Sapporo, Saitama, Yokohama, Nagoya, Osaka, Hiroshima, Fukuoka
Business Offices	Sendai, Mito, Kashiwa, Hachioji, Atsugi, Shizuoka, Hamamatsu, Toyota, Kariya, Kanazawa, Kyoto, Kobe, Takamatsu, Okinawa

(Note) In addition to the above, there is a Technical Solution Center in the Tokyo area (Chiyoda-ku), a Kudan Office, a Kasai Distribution Center, and a Kamata Solution Center.

b. Consolidated subsidiaries, etc.

Company Name	Location of the Head Office
CTC LABORATORY SYSTEMS CORPORATION	Setagaya-ku, Tokyo
CTC TECHNOLOGY CORPORATION	Chiyoda-ku, Tokyo
CTCSP CORPORATION	Setagaya-ku, Tokyo
CTC BUSINESS SERVICE CORPORATION	Toshima-ku, Tokyo

(3) Status of shareholders

a. Total number of shares to be issued by the Company — 246,000,000 shares

b. Total number of outstanding shares 61,500,000 shares

c. Number of shares in one unit 100 shares

d. Number of shareholders 23,530 shares

e. Status of major shareholders

Shareholder Name	Investment Status into the Company		Investment Status into the Major Shareholders of the Company	
	Number of Shares owned	Voting Right Ratio	Number of shares Owned	Investment Ratio
ITOCHU Corporation	27,866,400 shares	48.18 %	---- shares	---- %
The Master Trust Bank of Japan, Ltd. (trust)	3,851,200	6.66	---	---
Japan Trustee Services Bank, Ltd. (trust)	2,899,300	5.01	---	---
Japan Trustee Services Bank, Ltd. (re-trust of The Sumitomo Trust & Banking Co., Ltd. and trust of retirement benefits of ITOCHU Corporation)	2,072,000	3.58	---	---
Individually managed money trust trustee Mitsui Asset Trust and Banking Company, Limited 1 unit	1,172,500	2.03	---	---
Trust & Custody Services Bank, Ltd. (trust B)	644,300	1.11	---	---
CTC Employees' Shareholding Association	432,740	0.75	---	---
Japan Securities Finance Co., Ltd.	392,200	0.68	---	---
BBH Luxs Fidelity Funds Japan Fund	385,400	0.67	---	---
CRC Solutions Corp.	372,150	0.64	2,130,200	12.14

(Note)

1. Number of holding shares of Japan Trustee Services Bank, Ltd. (re-trust of The Sumitomo Trust & Banking Co., Ltd. and retirement benefits of ITOCHU Corporation) indicates the number of shares

of the Company that ITOCHU Corporation owns which has been contributed to the retirement benefit trust.

2. In addition to the above, there are also 3,649,535 shares of treasury stock that the Company owns.

(4) Status of acquisition, disposal, etc. and holding of treasury stocks

a. Acquired Shares

Common stock	2,151,803 shares
Total amount of acquisition price	8,656 million yen

Of the above, after the 25th Ordinary General Meeting of Shareholders, treasury stock which has been purchased by a resolution of the Board of Directors based on the authorized right of the Articles of Incorporation

Common stock	1,146,100 shares
Total amount of acquisition price	4,545 million yen
Reasons for requiring purchase	In response to changes in the business environment, to implement capital policies flexibly as well as to attempt to improve capital efficiency and accelerate increase in shareholders' profits

b. Disposed shares

Common stock	49,500 shares
	177 million yen

c. Shares of which invalidation procedures were taken

Not applicable

d. Holding shares at the end of the period

Common stock	3,649,535 shares

(Note) Number of treasury stocks the Company held as of March 31, 2004 is 1,547,232 shares.

(5) Status of stock acquisition rights

Stock acquisition rights which have been currently issued

Resolution Date for Issuance	June 26, 2002
Number of Stock Acquisition Rights	2,355 rights
Types of Shares to be Issued upon Exercise of Stock Acquisition Rights	Common stock
Number of Shares to be Issued upon Exercise of Stock Acquisition Rights	235,500 shares
Issuance Price of Stock Acquisition Rights	0 yen

Paid-in Amount per One (1) Share upon Exercise of Stock Acquisition Rights	3,504 yen
Exercise Period of Stock Acquisition Rights	Form July 1, 2004 to June 30, 2007

(Note) Matters concerning the stock option of warrant method are as prescribed in "7." under "Notes related to the Balance Sheet".

(6) Status of employees

a. Status of employees of the corporate group

Number of Employees	Increase and Decrease from the End of the Previous Period	Average Age	Average Length of Service
3,156 persons	Decrease of 190 persons	35.3 years old	8.0 years

(Note) The number of employees above includes 61 persons who are seconded to offices other than the Company's corporate group.

b. Status of employees of the Company

Number of Employees	Increase and Decrease from the End of the Previous Period	Average Age	Average Length of Service
2,592 persons	Decrease of 58 persons	35.3 years old	8.8 years

(Note) The number of employees above includes 727 persons who are seconded to subsidiaries, etc.

(7) Status of the corporate integration

a. Status of important subsidiaries, etc.

Company Name	Capital (million yen)	Voting Right Ratio (%)	Descriptions of Main Businesses
CTC LABORATORY SYSTEMS CORPORATION	300	80.0	
CTC TECHNOLOGYCORPORATION	450	100.0	
CTCSP CORPORATION	100	80.0	
CTC BUSINESS SERVICE	160	100.0	

CORPORATION			

b. Progress of the corporate integration

As previously stated in "(1) Progress and results of the businesses of the corporate group" under "1. Overview of the Business", the following important subsidiaries, etc. have been sold.

Company Name	Capital	Voting Right Ratio	Descriptions of Main Businesses
	(million yen)	(%)	
CTC CREATE CORPORATION	120	66.7	Telemarketing businesses
Okinawa Call Center Corporation	60	100.0 (100.0)	Telemarketing businesses

(Note) The parenthetical reference of the voting right ratio indicates breakdown in the proportion of indirect ownership.

c. Results of the corporate integration

As previously stated in "(1) Progress and results of the businesses of the corporate group" under "1. Overview".

d. Other important status of the corporate integration

While the indirect holding ratio of voting rights of ITOCHU Corporation to the Company is 48.18%, because the investment ratio which includes holding of the trustees of the Company' shares that the Company has contributed for the retirement benefits trust, the Company is a consolidated subsidiary of ITOCHU Corporation.

The Company pays in a part of its lines of business. Additionally, the Company pays in to ITOCHU Corporation a part of surplus funds for management purposes.

(8) Status of important borrowings

As of December 17, 2004, the Company had entered into commitment line agreements (10,000 million yen in total) with nine financial institutions. In addition, there is not any executed remaining balance pursuant to the agreement.

(9) Status of Senior Vice Presidents and Corporate Auditors

Name	Position in the	Responsibility or Principle Occupation

	Company	
Yushin Okazaki	President & CEO	
Tohru Nakano	Senior Vice President	COO, Telecom System Group COO, New Marketing Development Department COO, Project Management Office
Ken Gotoh	Senior Vice President	COO, Enterprise System Group COO, Business Consulting Division
Yoshinori Warashina	Senior Vice President	COO, Financial System Group
Yasuo Kanematsu	Senior Vice President	CFO / COO, Administration Group
Taketoshi Matsumoto	Senior Vice President	President, CEO of Academy Capital Investments, Inc.
Hiroo Inoue	Senior Vice President	Executive Officer, Chief Operating Officer, IT & Telecommunication Division Aerospace, Electronics & Multimedia Company of ITOCHU Corporation
Takahiro Susaki	Senior Vice President	Deputy Chief Operating Officer, IT & Telecommunication Division, General Manager, Information Technology Business Department Aerospace, Electronics & Multimedia Company of ITOCHU Corporation
Bunei Yoshizumi	Standing Auditor	
Kozo Ohta	Standing Auditor	
Kosuke Hayashi	Auditor	Attorney at Law Trustee of Nagoya University
Shuji Ikeda	Auditor	Chief Financial Officer, General Manager of Accounting & Control Department, Aerospace, Electronics & Multimedia Company of ITOCHU Corporation

(Note)

1. Messrs. Taketoshi Matsumoto, Hiroo Inoue and Takahiro Susaki are outside directors as prescribed in Item 7-2 of Paragraph 2 of Article 188 of the Commercial Code.

2. Mr. Kozo Ohta of full-time Standing Auditor and Messrs. Kosuke Hayashi and Shuji Ikeda of

Auditors are outside corporate auditors as provided in paragraph 1 of Article 18 of "Law concerning Special Provisions of the Commercial Code in relation to Audits, etc. of Corporations (or *Kabushiki-Kaisha*)".

3. Transfer of Senior Vice Presidents and Auditors during the subject fiscal year

(1) Assumption

At the 25th Ordinary General Meeting of Shareholders held on June 23, 2004, Messrs. Yasui Kanematsu and Takahiro Susaki were newly elected as Senior Vice Presidents, and Messrs. Kosuke Hayashi and Shuji Ikeda were newly elected as Auditors, respectively.

(2) Retirement

Messrs. Masahiro Nakagawa as Senior Vice President and Yasuo Kanematsu retired as Auditors as of June 23, 2004.

Further, Mr. Takahiro Susaki resigned as Senior Vice President as of March 31, 2005.

4. After the account settlement, there were changes in "Position in the Company" and "Responsibility or Principle Occupation" of Senior Vice President and Auditors as of April 1, 2005. Further, "Position in the Company" and "Responsibility or Principle Occupation" of Senior Vice President and Auditors as of April 1, 2005 are as follows:

Name	Position in the Company	Responsibility or Principle Occupation
Yushin Okazaki	President & CEO	
Tohru Nakano	Senior Vice President	Assistant to President, COO, Telecom System Group COO, Partner Distribution Business Group COO, New Marketing Development Department
Ken Gotoh	Senior Vice President	Senior Vice President COO, Enterprise System Group No.1 COO, Business Consulting Division
Yoshinori Warashina	Senior Vice President	COO, Financial System Group COO, Cross Function Group
Yasuo Kanematsu	Senior Vice President	CFO / COO, Administration Group
Taketoshi Matsumoto	Senior Vice President	President, CEO of Academy Capital Investments, Inc. Trustee of Hosei University
Hiroo Inoue	Senior Vice President	Executive Officer, Chief Operating Officer, IT & Telecommunication Division Aerospace, Electronics & Multimedia Company of ITOCHU Corporation

Bunei Yoshizumi	Standing Auditor	
Kozo Ohta	Standing Auditor	
Kosuke Hayashi	Auditor	Attorney at Law Trustee of Nagoya University
Shuji Ikeda	Auditor	Chief Financial Officer, General Manager of Accounting & Control Department, Aerospace, Electronics & Multimedia Company of ITOCHU Corporation

5. "Roles" of Vice President as of April 1, 2005 are as listed below. In addition, the parenthetical reference in the roles listed below indicate "Roles" of Vice Presidents as of March 31, 2005.

Title	Name	Roles
Vice President	Takeshi Ikeno	Vice President, Enterprise System Group No.1 [Executive Deputy President, Sony Broadband Solutions Corporation]
Vice President	Kazuo Hayashi	Vice President, Enterprise System Group No.1 [Vice President & General Manager, Western Region System Division General Manager, Osaka Branch]
Vice President	Katsunori Suzuki	Vice President & Assistant to COO, Enterprise System Group No.2 [Vice President & General Manager, Industrial System Division]
Vice President	Chisato Kitagawa	SVP, CTC Technology Corporation [Vice President & General Manager, Audit Division]
Vice President	Shinji Kumazaki	Vice President, Chubu Region General Manager, Nagoya Branch [Vice President & General Manager, Central Region System Division General Manager, Nagoya Branch]
Vice President	Akira Saitoh	Vice President, Western Region General Manager, Osaka Branch [Vice President & General Manager, IT Engineering Group]

Vice President	Masaaki Matsuzawa	Vice President & Assistant to COO, Telecom System Group General Manager, Telecom System Division No.3 [Vice President & General Manager, Telecom System Division No. 2]
Vice President	Tadataka Okubo	Executive Deputy President, Sony Broadband Solutions Corporation [Vice President & CIO, Information System Group]
Vice President	Kazunobu Nezaki	Vice President & Assistant to CCO, Administration Group [Vice President & Assistant to CCO, Administration Group]
Vice President	Yoshimicih Miura	Vice President & Assistant to COO, Enterprise System Group No.1 [Vice President & Assistant to COO, Enterprise System Group]
Vice President	Shinichiro Sakuraba	Vice President & COO, Enterprise System Group No.2 General Manager, Service Industry System Division [Vice President & General Manager, Telecommunication System Division No.1]
Vice President	Katsuyuki Shirota	Vice President & CIO, Information System Group [Vice President & General Manager, Financial System Division]
Vice President	Kazunobu Moriyama	EVP, CTC Technology Corporation [Vice President & CSO, Corporate Planning Group]
Vice President	Ryouji Yokoyama	Vice President & General Manager, Project Management Office [Vice President & General Manager, Project Management Office]
Vice President	Yasuhiko Terada	Vice President & General Manager, Automotive & Electronics Industry System Division [Vice President & General Manager, Manufacturing Industry System Division]
Vice President	Yasuhide	Vice President & CTO, IT Architecture Office

	Masanishi	[Vice President & CTO, IT Architecture Office]

(10) Amount of remunerations, etc. for Independent Auditors

a. Total amount of remuneration, etc. which should be paid by the Company and its subsidiaries, :55 million yen

b. Of the total amount mentioned in a., the total amount of remuneration which should be paid as consideration of services (services in relation to audit certifications) provided in Paragraph 1 of Article 2 of the Certified Public Accountant Law (Law No. 103 of 1948): 34 million yen

c. Of the total amount mentioned in b., the amount of remunerations which should be paid by the Company to Independent Auditors: 34 million yen

(Note) Under the Audit Agreement entered into between the Company and Independent Auditors, remuneration amounts of audits under the "Law concerning Special Provisions of the Commercial Code in relation to Audits, etc. of Corporations (or *Kabushiki-Kaisha*)" and of audits under the Securities and Exchange Law are not differentiated, and cannot be substantially differentiated, the amount stated in c. indicates the total amount.

3. Material Facts concerning Status of the Corporate Group Occurred after the Account Settlement

There is no material matter to be stated herein.

(Note) With respect to amounts stated in this Business Report, fractional amounts with less than one yen are rounded down.

BALANCE SHEET

(As of March 31, 2005)

(Unit: million of yen)

Account Title	Amount	Account Title	Amount
(Assets)		**(Liabilities)**	
Current Assets	**128,130**	**Current Liabilities**	**57,296**
Cash & Cash Equivalents	29,935	Notes Payable	28
Notes Receivable	883	Accounts Payable	31,672
Accounts Receivable	50,434	Other Accounts Payable	4,257
Marketable Securities	11,997	Accrued Income Taxes Payable	3,499
Inventories	13,180	Accrued Consumption Taxes Payable	802
Work in Process	1,505	Advances	1,407
Advances	72	Deposits	5,383
Prepaid Expenses	4,015	Deferred Income	8,242
Deferred Tax Assets	3,823	Allowance for Bonuses Payable	1,765
Short-term Loans Receivable to Affiliated Companies	960	Other Current Liabilities	236
Deposits to Affiliated Companies	10,000	**Fixed Liabilities**	**453**
Accrued Revenue	1,401	Allowance for Retirement Benefits Payable	395
Other Current Assets	98	Allowance for Directors' Retirement Benefits Payable	57
Allowance for Doubtful Receivables	(177)	**Total Liabilities**	**57,749**
Fixed Assets	**22,797**		
Property, Plant and Equipment	**3,237**	**(Shareholders' Equity)**	
Accessory Facilities of Buildings	1,818	**Capital Stock**	**21,763**
Tools, Furniture and Fixtures	1,418		
Intangible Fixed Assets	**1,953**	**Capital Surplus**	**33,076**
Software	1,829		
Other Intangible Assets	123	Capital Reserve	33,076

TOKYO:32458.1

Investments and Other Assets	**17,607**		
Investment Securities	8,737	**Retained Earnings**	**51,233**
Shares of Affiliated Companies	2,748		
Investments	28	Earned Surplus Reserve	504
Long-term Loans	8		
Long-term Loans to Employees	14	Voluntary Reserve	
Claims in Bankruptcy and Organization Claims	301	Other Reserve	41,200
Long-term Prepaid Expenses	58	Unappropriated Profit at the Term End	9,529
Deferred Tax Assets	985		
Long-term Deposits	2,000	**Net Unrealized Gains on Available-for-sale Securities**	**621**
Guarantee Money Paid	3,430		
Others	472		
Allowance for Doubtful Receivables	(323)	**Treasury Stock**	**(13,514)**
Allowance for Investment Loss	(856)	**Total Shareholders' Equity**	**93,179**
Total Assets	**150,928**	**Total Liabilities and Shareholders' Equity**	**150,928**

STATEMENT OF INCOME

(From April 1, 2004 through March 31, 2005)

(Unit: million of yen)

Account Title	Amount	
Net Sales		213,890
Cost of Sales		177,278
Gross Profit on Sales		**36,612**
Selling, General and Administrative Expenses		29,260
Operating Income		**7,352**
Non-Operating Income		
Interest Income	69	
Dividend Income	4,030	
Consignment Income	658	
Other Non-Operating Income	244	5,022
Non-Operating Expenses		
Loss on Operation for Investment Business Partnership	75	
Other Non-Operating Income	60	135
Ordinary Income		**12,219**
Extraordinary Income		
Gain on Sales of Investment in Securities	717	
Gain on Dividend in Liquidities of Investment in Securities	22	
Gain on Sales of Investment in Affiliated Companies	298	
Gain on Reversal of Allowance for Doubtful Receivables	537	1,575
Extraordinary Loss		
Loss on Retirement of Fixed Assets	94	
Loss on Write-down of Investment in Securities	163	
Loss on Write-down of Membership Rights	10	
Provision for Allowance for Loss on Investments	493	762
Net Income before Income Taxes		**13,032**
Corporate, Local and Enterprise Taxes	4,569	
Adjustments for Corporate and Other Taxes	(189)	4,379

Net Income		**8,652**
Unappropriated Retained Earnings Brought Forward		1,764
Interim Dividends		884
Loss on Disposition of Treasury Stock		3
Unappropriated Retained Earnings at Term-End		**9,529**

(Significant Accounting Policies)

1. Valuation Standards and Methods of Securities

Investments in subsidiaries and affiliates	Valued at cost on the gross average method
Other Securities	
With market price	Market value based on the market price on the date of the term-end (net unrealized gains or losses on the securities are reported as a separate item in shareholders' equity, net of applicable income taxes, sales costs are principally determined by the moving average method)
Without market price	Valued at cost based on the gross average method (with respect to ownership interests for investment business partnership)

2. Valuation Standards of Derivative Transactions

Derivatives	Market value, in principle

3. Valuation Standards and Methods of Inventories

Inventories	Valued at cost based on the individual method (with respect to a part of the inventories, valued at cost on the moving average method)
Work in process	Valued at cost based on the individual method

4. Depreciation Methods for Fixed Assets

Plant, property and equipment	Declining balance method	
	(main durable period)	
	Buildings	10 to 20 years
	Tools, Furniture and Fixtures	5 to 15 years
Intangible Fixed Assets		
Software for in-house use	Straight-line method based on the internal usable period (5 years)	
Long-term prepaid expenses	Straight-line method	

5. Standards for Conversion of Foreign Currency-denominated Assets and Liabilities into Japanese-yen

Foreign currency receivables and payables are converted into Japanese-yen based on the spot exchange rate as of the closing date and the conversion difference is accounted for as profit and loss.

6. Calculation Methods of Allowances

(1) Allowance for doubtful receivables

To cover possible losses associated with bad debts, for claims to general debtors, allowances are provided based on historical loan loss experiences; for other doubtful and troubled accounts, allowances are provided for the estimated uncollectible amount based on the collectability of individual claims.

(2) Allowance for investment loss

To cover possible losses associated with investments in affiliated companies, taking into account the financial conditions, etc. of the subject company, necessary amounts are recorded. Further, this allowance is referred to in Article 43 of the Enforcement Regulations of the Commercial Code.

(3) Allowance for bonuses

To prepare for the payment of employee bonuses, the projected amounts which should be incurred during this business year are recorded.

(4) Allowance for employee retirement benefits

To prepare for the payment of employee retirement benefits, this allowance is recorded based on the projected amounts for retirement benefits obligations and pension assets at the term-end. Further, the calculation difference incurred in this business year is appropriated fully as profit and loss in the following business year.

(5) Allowance for directors' retirement benefits

To prepare for the payment of retirement benefits to directors, the projected amount necessary for payment at the year-end is recorded based on the corporate regulations and guidelines. Further, this allowance is referred to in Article 43 of the Enforcement Regulations of the Commercial Code.

7. Leases

Financing lease transactions other than those, which transfer ownership of the leased property to the leassee, are accounted for as ordinary lease transactions.

8. Accounting Methods for Hedges

(1) Accounting methods for hedges

Hedges against foreign exchange rate fluctuations are accounted for as forward exchange contracts.

(2) Method of hedges and target of hedges

Method of hedges	Exchange contract transactions
Target of hedges	Foreign currency-denominated debts and credits and foreign currency-denominated contract transactions

(3) Hedging policy

To hedge against exchange rate fluctuations, pursuant to the internal regulations, exchange contracts on the same term date based on the same currency are conducted.

(4) Methods for hedge validity evaluation

Because exchange contracts on the same term date based on the same currency is exclusively used and the correlation of the fluctuations of the subsequent exchange rate is ensured, the validity evaluation is omitted.

9. Accounting for Consumption Tax

Consumption tax is accounted for by the tax segregation method.

(Changes in Accounting Method)

Net sales of inventories were conventionally appropriated as sales at the time after the inventories are individually shipped with respect to the entire contracts. This fiscal year accounting for such sales has changed so that such sales are to be fully appropriated as sales at the time when the entire inventories included in the same contract are delivered.

This change has been made to ensure certainty of account receivables, taking into consideration the situation where the period from the time of the first shipment of inventories included in the same contract to the time of the completion of delivery of the entire inventors which may be received and accepted by customers has been prolonged and because such trend is projected to continue into the future.

As a result, in comparison with the conventional method, the net sales declined by 3,994 million yen and the gross profit on sales, operating income, ordinary profit and net income before income tax respectively decreased by 734 million yen.

(Changes in Indication Method)

(Related to the Balance Sheet)

1. Information on "Loan Assets" (the outstanding amount for this fiscal year is 139 million yen) which was separately indicated until the last business year has become less important and is now accounted for in "Tools, Furniture and Fixtures" from this business year.
2. Information on "Telephone Subscription Rights" (the outstanding amount for this fiscal year is 114 million yen) which was separately indicated until the last fiscal year has become less important and is now accounted for in "Other Intangible Assets".
3. Information on ownership interests for investment business partnership (the outstanding amount for this fiscal year is 1,951 million yen) which was included in "Investments" until the last fiscal year, is now included in and listed as "Investments in Securities" from this business year due to the amendments to the Securities and Exchange Law.
4. Information on "Membership Rights" (the outstanding amount for this fiscal year is 427 million yen) and "Insurance Reserve Fund" (the outstanding amount for this fiscal year is 44 million yen) which was separately indicated has become less important and is now accounted for in "Others" under "Investments and Other Assets".

(Related to the Income Statement)

Loss on operation in relation to equity of investment business limited partnership which used to be indicated as "Loss on Operation of Investments" is not indicated as "Loss on Operation for Investment Business" from this fiscal year.

(Notes Related to the Balance Sheet)

1. Amounts are rounded down to the nearest million yen.
2. Claims and obligations with respect to affiliated companies (excluding those stated in separate category)

Short-term receivables	3,046 million yen
Long-term receivables	7 million yen
Short-term payables	22,639 million yen

3. Accumulated amount of depreciation for tangible fixed assets — 2,926 million yen
4. Major lease assets

   Beyond the fixed assets listed as balance sheet there are important fixed assets such as general-purpose computer system and office appliances which are used in accordance with the lease agreements.
5. Net assets amount as prescribed in Item 4 of Paragraph 1 of Article 290 of the Commercial Code

   Net assets amount increased by the market price of other securities — 621 million yen
6. Contingent liabilities — 519 million yen
7. Stock acquisition rights pursuant to the provision stipulated in Article 280-19 of the old Commercial Code, granted as stock options
   (1) Resolution at the ordinary general meeting of shareholders held on June 28, 2000

Types and number of shares	Common stock	95,000 shares
Issue price of shares		16,656 yen

   (2) Resolution at the ordinary general meeting of shareholders held on June 27, 2001

Types and number of shares	Common stock	95,000 shares
Issue price of shares		16,656 yen

(Notes Related to the Income Statement)

1. Amounts are rounded down to the nearest million yen.
2. Transactions with affiliated companies

Sales to affiliated companies	4,615 million yen
Purchases from affiliated companies	77,107 million yen

Maintenance delegation fees to affiliated companies	24,394 million yen
Other operating transactions with affiliated companies	2,021 million yen
Transactions other than the operating transactions with affiliated companies	5,603 million yen

3. Current term net profit per share — 145.81 yen

Current term net profit per share after adjustments of residual shares — 145.71 yen

(Notes Related to the Accounting for Income Tax)

1. Breakdown of principle components of deferred tax assets

(Current)

Deferred tax assets	Denial of loss on inventory pricing	2,616 million yen
	Denial of allowance for bonuses	723
	Denial of accrued enterprise taxes	255
	Denial of accrued amount	156
	Others	170
	Subtotal	3,922 million yen
	Valuation allowance	(98)
	Total	3,823 million yen

(Fixed)

Deferred tax assets	Denial of valuation loss of investment securities	792 million yen
	Denial of reserve for loss on investments	350
	Excess over deductible amount of depreciation	192
	Denial of reserve for retirement allowances	162
	Excess over deductible amount of reserve for doubtful accounts	129
	Others	118
	Subtotal	1,746 million yen

	Valuation allowance	(329)
	Total	1,416 million yen
Deferred tax liabilities	Revaluation difference of other marketable securities	(431)
	Net deferred tax assets	985 million yen

2. Breakdown of principle categories of difference between the statutory effective tax rate and the effective rate for income taxes, etc. after tax effect accounting is applied

Breakdown by category

Statutory effective tax rate	41.0%
(adjustment)	
Categories excluded from gross revenue such as dividend income	(11.2)
Categories excluded from expenses such as entertainment expenses	1.3
Inhabitant taxes per capita	0.7
Increase of valuation allowance	1.0
Others	0.8
Effective rate of corporate taxes, etc. after tax effective accounting is applied	33.6%

Proposed Appropriation of Retained Earnings

(Unit: Yen)

Retained Earnings for the Current Period		9,529,065,038
The following shall be distributed:		
Appropriation of Retained Earnings		
Profit Dividend	867,756,975	
15 yen per One (1) Share of Common Stock		
Bonuses for Directors	44,300,000	
Bonuses for Corporate Auditors	7,700,000	
General Reserve	7,000,000,000	7,919,756,975
Carried Forward Profit		1,609,308,063

(Note)

1. Interim dividend of 884,790,960 yen (15 yen per one (1) share) was conducted on December 3, 2004.

2. Dividend of 3,649,535 shares of treasury stocks is deducted from profit dividend.

Audit Report of Independent Auditor (Copy)

Independent Auditor's Report

May 13, 2005

Itochu Techno-Science Corporation
Mr. Yushin Okazaki, President & CEO

Deloitte Touche Tohmatsu

Designated employee Managing Partner	Certified Public Accountant	Yoshitsugu Oba	seal
Designated employee Managing Partner	Certified Public Accountant	Yoshiaki Hatori	seal

We have audited the financial statements of Itochu Techno-Science Corporation for the 26th fiscal year for the period from April 1, 2004 to March 31, 2005, including the balance sheet, statement of income, business report (limited to the parts related to accounting) and proposed profit distribution and supplementary documents (limited to the parts related to accounting) pursuant to the provisions set forth in Paragraph 1 of Article 2 of the "Law concerning Special Provisions of the Commercial Code in relation to Audits, etc. of Corporations (or *Kabushiki-kaisha*)". Further, the parts related to accounting subject to auditing in the business report and supplementary documents are those statements based on records of the accounting books, the matters mentioned in the business report and supplementary documents. These financial statements and supplementary documents are the responsibility of the Company's management, and our responsibility is to independently express an opinion on these financial statements and supplementary documents.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary documents are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and significant estimates made by the Company's management as well as evaluating the overall financial statement and supplementary documents presentation. We believe that our audits provide a reasonable basis for our opinion. In addition, these audits include auditing procedures implemented on the Company's subsidiaries that we deemed audits were required.

As a result of the audits, we hereby state our opinions as follows:

a. It is recognized that the balance sheet and statement of income have accurately stated and expressed the status of the Company's assets and profit and loss in compliance with applicable laws and the Articles of Incorporation.

As indicated in the Changes in Method of Accounting section, the Company has made a change in accounting standards for net sales of products, under which from the time individual products are shipped to the time all the products are delivered under the agreement, sales are comprehensively accounted. Taking into account the situation where the period from the time initial shipment of products included in the same agreement to the completion of the deliver of all the products which may be checked and received by customers has been prolonged, further, because such tendency is deemed to continue in future, this change has been made, and from the aspect of certainty of accounts receivables, it is recognized that this change is reasonable.

b. It is recognized that the business report (limited to the parts related to accounting) has accurately stated the status of the Company in accordance with applicable laws and the Articles of Incorporation.

c. It is recognized that the Proposed Profit Distribution is in compliance with applicable laws and the Articles of Incorporation.

d. With respect to supplementary documents (limited to the parts related to accounting), there is not any matter which should be pointed out by the provisions of the Commercial Code.

Neither us nor managing partner has a relationship with the Company which should be incorporated herein pursuant to the Certified Public Accountant Law.

Auditors' Report by the Board of Corporate Auditors (Copy)

Auditor's Report

The Board of Corporate Auditors has received a report on the auditing methods and the results from each Corporate Auditor with respect to the execution of duties of the Directors during the 26th fiscal year for the period from April 1, 2004 to March 31, 2005, and upon discussion, prepares this Audit Report and hereby reports as follows:

1) Outline of auditing method of Corporate Auditors

Each Corporate Auditor, in addition to attending a meeting of the Board of Directors and other important meetings in compliance with auditing policies provided by the Board of Directors and segregation of duties, etc., received comments on the execution status of the duties from the Board of Directors, referred to material approval documents, examined the status of businesses and assets of the head office and important offices, and by making a request, when required, to the subsidiaries to provide business reports, analyzed the status of businesses and assets. Further, by receiving reports and explanations from the Independent Auditor, each Corporate Auditor incorporated its studies on financial statements and supplementary documents.

With respect to transactions involving competitive work of the Board of Directors, transactions involving conflict of interests between the Board of Directors and the Company, profit sharing given free of charge by the Company, non-ordinary transactions with the subsidiaries or shareholders and acquisition and disposal of treasury stocks, in addition to the auditing method mentioned above, according to need, the Board of Directors were required to provide reports, and detailed investigations were conducted.

2) Auditing results

(1) It is recognized that the auditing methods and results of Deloitte Touche Tohmatsu, Independent Auditor, are reasonable.

(2) It is recognized that the business report depicts the status of the Company accurately, in compliance with applicable laws and Articles of Incorporation.

(3) There is not any matter which should be pointed out with respect to the proposal on appropriation of retained earnings, taking into account the status of the Company's assets.

(4) The supplementary documents accurately incorporate matters to be included, and there is not any matter to be pointed out.

(5) There is no evidence of misconduct or material facts of violation of applicable laws or the Articles of Incorporation with respect to the execution of the duties of the Board of Directors.

Moreover, there is also no evidence of violation of obligations committed by the Board of Directors, with respect to transactions involving competitive work of the Board of Directors, transactions involving conflicts of interests between the Board of Directors and the Company, profit sharing given free of charge by the Company, non-ordinary transactions with the subsidiaries or shareholders and acquisition and disposal of treasury stocks.

(6) As a result of investigations on the subsidiaries, there is not any matter to be pointed out with respect to the execution of duties of the Board of Directors.

May 20, 2005

The Board of Corporate Auditors of Itochu Techno-Science Corporation

Standing Auditor	Bunei Yoshizumi	seal
Standing Auditor	Kozo Ohta	seal
Auditor	Kosuke Hayashi	seal
Auditor	Shuji Ikeda	seal

(Note) Kozo Ohta of full-time Standing Auditor and Kosuke Hayashi and Shuji Ikeda of Auditors are outside corporate auditors provided in Paragraph 1 of Article 18 of the Law concerning Special Provisions of the Commercial Code in relation to Audits, etc. of Corporations (or *Kabushiki-kaisha*).